FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2003

Commission File Number: 1-14836

ALSTOM

(Translation of registrant’s name into English)

25, avenue Kléber, 75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

Enclosures:

Notice of Meeting—Shareholders’ Meeting both Ordinary and Extraordinary 2 July 2003

Voting Form

Brochure, Ordinary and Extraordinary Shareholders’ Meeting, 2 July 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALSTOM

Date: June 11, 2003	By: /s/ Philippe Jaffré
Name: Philippe Jaffré
Title: Chief Financial Officer

Exhibit 99.1

Notice of Meeting—Shareholders’ Meeting both Ordinary and Extraordinary 2 July 2003

Notice of Meeting

Shareholders’ Meeting both

Ordinary and Extraordinary

Wednesday 2 July 2003

at 2.00 p.m.

(ON SECOND NOTICE)

at the CNIT

2, Place de La Défense

92053 PARIS —La Défense (France)

Summary

➢ Agenda of the Meeting	p.3

➢ How to participate in the Meeting	p.4

➢ Summary of the resolutions	p.6

➢ Text of the resolutions	p.9

➢ Summary of activity	p.16

➢ Five-year summary (Statutory accounts)	p.18

➢ Request for documents and information	p.19

The shareholders of ALSTOM are invited by the Board of Directors to participate in the Ordinary and Extraordinary Shareholders’ Meeting which will be held on:

Wednesday 2 July 2003 at 2.00 p.m.*

at the CNIT,

2 Place de la Défense

92053 Paris La Défense

The agenda, the proposed resolutions of this Meeting, as well as the terms and conditions for participation at the meeting are contained in this Notice.

*	In accordance with the law, the General Meeting is convened on first notice, on Monday 23 June 2003, at 3.00 p.m., at the Company’s registered office—25, avenue Kléber,—75116 Paris. However, in the likely event that the quorum requirement is not met on that date, the General Meeting will be held on second notice, on Wednesday 2 July 2003, at 2.00 p.m., at the CNIT—2 Place de la Défense—92053 Paris La Défense.

ALSTOM

Société anonyme with capital of €1,689,963,138

25, avenue Kléber—75116 PARIS (France)

389 058 447 RCS PARIS

This document is a free translation of the official French version of the Notice of Meeting which is available upon request.

Agenda of the Meeting

Agenda of the Meeting

➢  DELIBERATING AS AN ORDINARY SHAREHOLDERS’ MEETING

➢	Board of Directors’ report.

➢	General Auditors’ report for the fiscal year ended 31 March 2003.

➢	General Auditors’ report on the consolidated accounts of the fiscal year ended 31 March 2003.

➢	Approval of the non-consolidated accounts and the operations for the fiscal year ended 31 March 2003.

➢	Approval of the consolidated accounts and the operations for the fiscal year ended 31 March 2003.

➢	Appropriation of income.

➢	Special Auditors’ report on related party agreements.

➢	Ratification of the appointment of a Director.

➢	Renewal of the mandate of an external permanent auditor.

➢	Appointment of an external deputy auditor.

➢	Renewal of the mandate of an external permanent auditor.

➢	Appointment of an external deputy auditor.

➢	Authorisation to be given to the Board of Directors to deal in the Company’s shares.

➢   DELIBERATING AS AN EXTRAORDINARY SHAREHOLDERS’ MEETING

➢	Board of Directors’ report.

➢	Special Auditors’ reports.

➢	Decision not to liquidate the Company following the loss of half of the share capital.

➢	Reduction in the share capital due to losses and implemented through the reduction in the nominal value of the shares, and related amendments to the Articles of Association.

➢	Authorisation to be given to the Board of Directors to increase the share capital of the Company by the issue of shares and of any type of securities which give immediate or future access to the Company’s shares, with maintenance of preferential subscription rights.

➢	Authorisation given to the Board of Directors to increase the share capital of the Company through issues reserved for members of a Company savings plan.

➢	Authority to be given to the Board of Directors to reduce the share capital by cancelling of shares.

➢	Power to implement the decisions of the Shareholders’ Meeting and to complete the formalities.

Shareholders’ Meeting 2003

3

How to participate in the Meeting

Should you wish to vote at the Meeting either in person, by mail or by proxy, we hereby request that you return the enclosed voting form as soon as possible to the financial institution which maintains your share account in order to allow the centralising bank to collect all of the forms, by no later than 20 June 2003, for first notice, and 29 June 2003, for second notice.

You wish to attend the meeting: cross here.

To be blackened only if you have been informed of additional draft resolutions.

You are owner of bearer shares:
Your voting form must be accompanied by an Attestation d'immobilisation (Bearer Share Blocking Certificate) provided by your financial intermediary.

IMPORTANT : ***Before selecting, please see instructions on reverse side.***

WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM

A. ☐ *I wish to attend the shareholder's meeting and request an admission card : date and sign at the bottom of the form.*

B. ☐ *I prefer to use the postal voting form or the proxy form as specified below.*

You wish to be represented: cross here.

ALSTOM

S A AU CAPITAL DE € 1.689.963.138
Siège Social :
25, avenue Kléber,
75116 PARIS
B 389 058 447 RCS PARIS

COMBINED GENERAL MEETING *to be held on Wednesday July 2, 2003 at 2:00 pm at the CNIT, 2 Place de La Défense - 92053 Paris La Défense, on second notice*.*

For Company's use only

Account

Number of shares: Registered / Bearer

Number of voting rights :

Option 1

You wish to vote by mail: cross here. and follow the instructions

☐ *I VOTE BY POST*
See reverse (3)

I vote FOR all the draft resolutions approved by the Board of Directors EXCEPT those indicated by a shaded box - like this ▮, for which I vote against or I abstain.

1 ☐	2 ☐	3 ☐	4 ☐	5 ☐	6 ☐	7 ☐	8 ☐	9 ☐
10 ☐	11 ☐	12 ☐	13 ☐	14 ☐	15 ☐	16 ☐		

On the draft resolutions not approved by the Board of Directors, I cast my vote by shading the box of my choice - like this ▮.

	Yes	No Abs		Yes	No Abs
A	☐	☐	F	☐	☐
B	☐	☐	G	☐	☐
C	☐	☐	H	☐	☐
D	☐	☐	J	☐	☐
E	☐	☐	K	☐	☐

Option 2

You wish to give your proxy to the Chairman: cross here.

I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING
date and sign the bottom of the form without completing it
See reverse (2)

Option 3

You wish to be represented by another shareholder or by your spouse: cross here and give all the information required

☐ *I HEREBY APPOINT (you may give your PROXY either to your spouse or to another shareholder - see reverse (2))* ***to represent me at the above mentioned meeting.***

Mr, Mrs or Miss

Address

CAUTION : concerning bearer shares, your vote or proxy will not be counted unless these shares have been blocked from trading by the subcustodian within the prescribed period.

- Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessary)
See reverse (1)

In case amendments or new resolutions are proposed during the meeting.

- *I appoint the Chairman of the meeting to vote on my behalf* . . . . ☐
- *I abstain from voting (is equivalent to a vote against).* . . . . ☐
- *I appoint (see reverse (2)) Mr, Mrs or Miss / to vote on my behalf* . . . . ☐

In order to be considered, this completed form must be returned at the latest

to BNP PARIBAS Securities Services Gis Emetteurs - Assemblées 75450 Paris Cedex 09	*on 1st notification* AGO-AGE *ordinary meeting / extraordinary meeting* *on June 20, 2003*	*on 2nd notification* AGO-AGE *ordinary meeting / extraordinary meeting* *on June 29, 2003*

In no event this document has to be returned to the Company

Date & Signature

** The meeting is convened on first notice on June 23, 2003 at 3:00 pm at the Head Office but in all probability, for lack of quorum on that date, it is unlikely to be able to make valid deliberations at that time. The meeting will therefore be reconvened on July 2, 2003 at 2:00 pm.*

Whatever your choice, **please date and sign here.**

Check your details, and update if necessary.

Notice of Meeting 2003

4

How to participate in the Meeting

➢	CONDITIONS NECESSARY TO PARTICIPATE IN THE MEETING

Each shareholder may attend the Meeting in person, authorise another shareholder or his spouse to represent him or her at the meeting, or vote by mail.

To attend this Meeting in person, be represented or vote by mail, you must provide proof of ownership:

•	if you are an owner of registered shares (meaning that your shares are registered in your name in ALSTOM’s share register maintained by BNP PARIBAS Securities Services), you must be registered in the register held by BNP PARIBAS Securities Services on behalf of ALSTOM, at the latest one day before the date of the Meeting and until completion of the Meeting;

•	if you are an owner of bearer shares, you must obtain from the authorised financial intermediary (intermédiaire habilité) with whom you have deposited your shares, a certificate indicating the number of shares owned by you and that such shares are not transferable (Attestation d’immobilisation) (Bearer Share Blocking Certificate), at the latest one day before the date of the Meeting, and evidence the non transfer of your shares until the completion of the meeting.

➢	CONDITIONS FOR PARTICIPATING IN THE MEETING

➢	If you wish to attend in person:

You should apply for an attendance card (carte d’admission), which is required to be able to attend and vote at the Meeting. To obtain this attendance card, you should cross the box A of the attached voting form (the single form attached to the present Notice of Meeting) and send it (duly signed and dated in the box at the bottom), as early as possible to receive the card in due time:

•	to BNP PARIBAS Securities Services if you are an owner of registered shares (as defined above);

•	to your financial intermediary holding your shares, if you are an owner of bearer shares.

➢	If you wish to vote by mail, resolution by resolution:

You should also send, as indicated above depending on the nature of your shares (registered or bearer form), the attached voting form duly signed, after having crossed box B and completed the section corresponding to option 1.

Shareholders holding their shares in bearer form may obtain the said voting form from BNP PARIBAS Securities Services as from the date on which the Meeting is convened, by sending a request in writting. This request must be received by BNP PARIBAS Securities Services—GIS-Emetteurs—Les Collines de l’Arche—92057 La Défense Cédex, France, at least six days before the date of this Meeting.

In order to be taken into account, such voting forms must be received by BNP PARIBAS Securities Services or at ALSTOM’s head office, duly completed, at least three days prior to the date of the Meeting.

Voting forms sent by owners of bearer shares must be accompanied by an Attestation d’immobilisation (Bearer Share Blocking Certificate) provided by the financial intermediary with whom your shares are deposited.

Once a registered shareholder has voted by mail, he is no longer permitted to attend the Meeting in person or to vote by proxy.

➢	If you wish to be represented at the meeting (vote by proxy):

You should complete the attached voting form and send it (duly signed and dated in the box at the bottom) either to BNP PARIBAS Securities Services (if your shares are registered shares) in the attached envelope or to your financial intermediary holding your shares (if your shares are bearer shares) who will in turn forward it to the centralising bank.

This voting form (which includes on the reverse side the instructions for completion) enables you:

•	to give your proxy to the Chairman of the Meeting by crossing box B and the box corresponding to option 2, in which case the Chairman will vote your shares in favour of all the draft resolutions proposed or agreed by the Board of Directors and against all others;

•	to be represented by your spouse or another shareholder, by crossing box B and the box corresponding to option 3 (and giving all the information required).

A shareholder is not permitted to return a voting form requesting to vote both by mail and by proxy.

Whatever your choice, please date and sign the voting form.

Shareholders’ Meeting 2003

5

Summary of the resolutions

submitted to the Shareholders’ Meeting

➢	ORDINARY PART OF THE SHAREHOLDERS’ MEETING

➢	Approval of the annual non-consolidated and consolidated financial statements

First and second resolutions

The shareholders will be asked in these resolutions to approve the transactions and statutory and consolidated financial statements for the year ended 31 March 2003 as presented to them.

➢	Proposal for the appropriation of net income

Third resolution

Taking into account the loss for the fiscal year ended 31 March 2003 which amounts to €(7,474,080,874.35) we propose the following appropriation in this resolution:

•	up to €233,579,181.57, on the account “income carried forward” which as a result will amount to zero;

•	up to €130,312,446.09, on the account “ legal reserve” which as a result will amount to zero;

•	up to €20,934,042.90, on the account “non distributable reserve” which as a result will amount to zero;

•	up to €5,180,724,289.09, on the account “contribution premiums” which as a result will amount to zero;

•	up to €566,566,631.60, on the account “share premiums” which as a result will amount to zero;

•	up to €1,341,964,283.10, on the account “income carried forward” which as a result will amount to €(1,341,964,283.10).

As a result, no dividend will be paid to the shareholders for this fiscal year 2003.

During the three preceding fiscal years, the following dividends were distributed:

	Number of Shares	Dividend	Tax credit	Global amount
		€	€	€
2001/2002	215,387,459	—	—	—
2000/2001	215,387,459	0.55	0.275	0.825
1999/2000	213,698,403	0.55	0.275	0.825

➢	Related party agreements

Fourth resolution

After review of the special report prepared by the statutory auditors, the shareholders will be requested in this resolution to approve the agreements referred to in this report to which article L. 225-38 of the French Code de Commerce applies which have had continuing effect during the past fiscal year.

➢	Board of Directors—Ratification of the appointment of a Director

Fifth resolution

Following Mr. Pierre Bilger’s resignation as Chairman of the Board and Director of the Company on 11 March 2003, the Board of Directors held on the same day appointed, with immediate effect, Mr. Gérard Hauser as a Director for the remaining term of Mr. Bilger’s mandate. Therefore, this appointment is submitted for ratification to the shareholders in this resolution.

➢	External auditors—Renewal of mandates and appointments of new deputy auditors

Sixth, seventh, eighth and ninth resolutions

The mandates of the permanent and deputy external auditors will expire at the end of the General Meeting. Therefore, the shareholders are requested to renew the mandates of Barbier Frinault & Autres and Deloitte Touche Tohmatsu as external permanent auditors, and also to appoint Mr. Pascal Macioce as external deputy auditor to Barbier Frinault & Autres and the Company BEAS as external deputy auditor to Deloitte Touche Tohmatsu, each for a six fiscal year period which will expire at the end of the ordinary Shareholders’ Meeting which shall approve the accounts for the fiscal year 2009.

Notice of Meeting 2003

6

Summary of the resolutions

➢	Acquisition by the Company of its own shares

Tenth resolution

The authorisation, which the General Meeting of 3 July 2002 gave to the Company to acquire its shares, was not used during the course of the past fiscal year.

However, in order to provide flexibility to the Company, it is proposed in this resolution to cancel this former authorisation which shall expire and to renew it for a period expiring on the date of the General Meeting which will approve the financial statements for the fiscal year beginning on 1 April 2003.

This authorisation will allow the Company to acquire its own shares not only for stabilisation purposes or to allow sale and purchase of shares depending on the market, but also to allocate such shares to employees and management of the Group (in particular through stock option plans), to retain the shares acquired and, if need be, to sell, transfer or exchange the shares acquired in the context of any financial transaction (including the exercise of rights attached to securities), as well as in the context of the general and financial management of its share capital and shareholders’ equity, in particular with regard to its financing requirements. The shares may also be cancelled pursuant to the fifteenth resolution submitted to this General Meeting.

The purchase, sale, transfer or exchange of these shares may be effected on or off the market, at any time, including during any take-over bid, and by any means, including through block transfer or the use or exercise of any financial instruments, derivative products and, particularly, through optional transactions such as the purchase and sale of put and call options. These shares may also be transferred free of charge under the conditions specified by law, in particular articles L. 443-1 et seq. of the French Code du Travail.

The number of shares which may be purchased pursuant to the present authorisation cannot exceed 10% of the share capital as of 31 March 2003, i.e 28,166,052 shares.

We propose that the maximum purchase price of shares be fixed at €20 and that the minimum sale price be fixed at €1.25.

➢	EXTRAORDINARY PART OF THE SHAREHOLDERS’ MEETING

➢	Decisions following the loss of the fiscal year 2003

Eleventh and twelfth resolutions

As a result of the loss of €(7,474,080,874.35) recorded in the statutory accounts for the fiscal year 2003, the shareholders’ equity amounts to less than half of the share capital and it is therefore proposed in the eleventh resolution, pursuant to the French Code de Commerce, to not decide the anticipated liquidation of the Company.

Following the appropriation of the loss of the fiscal year as set forth in the third resolution which results in a negative balance carried forward, it is proposed in the twelfth resolution to decide to reduce the share capital from €1,689,963,138 to €352,075,653.75 in order to offset the major part of the balance carried forward, and to implement this reduction in the share capital by reducing the nominal value of each share from €6 to €1.25.

➢	Renewal of financial authorisations

Thirteenth, fourteenth, and fifteenth resolutions

All the extraordinary resolutions to be put before the General Meeting relate to the renewal of some of the financial authorisations given to the Board of Directors by the General Meeting of 24 July 2001 and 3 July 2002 and which have not been used.

It is first proposed in the thirteenth resolution to cancel the former authorisations given by the General Meeting of 3 July 2002 in its eighth and ninth resolutions which, if not approved, would remain valid, and to vote a new authorisation to increase the share capital with maintenance of preferential subscription rights for the reason explained below.

As part of the signing by a group of banks in March 2003 of a €600 million bridge loan (the “Bridge Loan”) and of agreements

Shareholders’ Meeting 2003

7

Summary of the resolutions submitted to the Shareholders’ Meeting which postponed the maturity date of former credit lines amounting to €475 million (the “Extended Credit Lines”), the Company has undertaken to submit a resolution before the General Meeting in order to authorise the Board of Directors for a period of 26 months, to launch at the appropriate time a capital increase with maintenance of the preferential subscription rights of the shareholders.

Pursuant to the terms and conditions of the Bridge Loan and Extended Credit Lines agreements, would the General Meeting not grant such authorisation, the banks would have the ability to request the immediate repayment of the €600 million Bridge Loan and of the €475 million of Extended Credit Lines. Therefore, the Board recommends to the shareholders to approve this resolution.

The Board of Directors has recommended to implement to the extent possible and subject to prevailing market conditions before the end of the calendar year 2003, a share capital increase with maintenance of preferential subscription rights and to raise up to €600 million in net proceeds.

Therefore, pursuant to this thirteenth resolution, it is proposed to authorise the Board of Directors, for a period of 26 months as from the date of the General Meeting, to issue, in any currency and on any financial market, shares of the Company, and/or securities redeemable, convertible or otherwise exchangeable immediately or in the future into capital shares of the Company, while maintaining the preferential subscription rights of existing shareholders of the Company, including warrants issued independently of other securities with or without consideration, within the limit of an aggregate nominal amount of increase in share capital of €600 million, which will represent approximately 164% of the share capital after the reduction contemplated in the twelfth resolution (excluding adjustments linked to subsequent issues of securities) and the nominal amount of debt securities which could be issued pursuant to this resolution could not exceed €1.5 billion or its exchange value in any other currency.

This proposed authorisation should give the Board of Directors for a new 26 months period, the flexibility necessary to allow it to proceed with the issue of all financial instruments in order to refinance or reduce the Company’s debt with the objective to improve the debt maturity profile and/or reduce financial expenses, and to strengthen the shareholders’ equity.

Pursuant to the provisions of the French Code de Commerce, the renewal of the authorisation we propose in the thirteenth resolution, also leads us to propose in the fourteenth resolution to renew the authorisation granted to the Board of Directors at the General Meeting of 3 July 2002 in the eleventh resolution to proceed with capital increases reserved for employees although this resolution has not been used and is still valid.

We propose in the fourteenth resolution to cancel the previous authorisation and to renew it by authorising the Board of Directors, for a period of 26 months, to undertake increases in the share capital of the Company by the issue of shares or any other securities which give access to the share capital of up to a maximum nominal amount of €35,200,000 which will represent approximately 10% of the share capital after reduction (excluding adjustments), reserved for members (who may subscribe to these new shares, in accordance with the laws and regulations currently in force, directly or indirectly through mutual funds) of a Company savings plan belonging to the Company or its subsidiaries. This will result in the express waiver by the existing shareholders of their preferential subscription right for the benefit of the persons to whom the issue is reserved.

The subscription price of the issued shares, in accordance with the laws and regulations currently in force, shall not be lower by more than 20% of the average price of the Company share prices during the last twenty trading days preceding the date on which the issue is decided, or higher than such average price. A free allocation of shares or other securities giving access to the Company’s capital may be effected.

Where the Board decides to use these authorisations, in accordance with the provisions of article 155-2 of the French decree of 23 March 1967, the final conditions of the issues as well as their effect shall be the subject of additional reports by the Board of Directors and the statutory auditors.

The fifteenth resolution is intended to renew the authorisation granted by the General Meeting of 24 July 2001 in its twentieth resolution which will expire on next 24 July and to authorise your Board, for a period of twenty-four months, to reduce the share capital by up to 10% of its amount by cancelling all or part of the shares that would be repurchased by the Company under any share repurchase authorisation granted by the General Meeting of the shareholders, and in particular the tenth resolution of this Meeting subject to your approval.

Finally, in the sixteenth resolution, we ask you to grant all powers allowing the decisions of the General Meeting to be executed and the necessary formalities to be completed.

Notice of Meeting 2003

8

Text of the resolutions

Text of the resolutions

submitted to the Shareholders’ Meeting

➢	ORDINARY RESOLUTIONS

First resolution

Approval of the non-consolidated accounts and operations of the fiscal year ended 31 March 2003

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, having reviewed the report of the Board of Directors, the statutory auditors’ report and the non-consolidated accounts for the fiscal year ended 31 March 2003 approve the accounts for the fiscal year ended 31 March 2003, as drafted and presented to them.

The shareholders approve specifically the amount of non-deductible charges (art. 39-4 of the French Code Général des Impôts) referred to in the financial statements.

The shareholders approve the operations shown in these accounts and/or referred to in the reports.

Second resolution

Approval of the consolidated accounts and the operations for the fiscal year ended 31 March 2003

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, having reviewed the report of the Board of Directors, the statutory auditors’ report and the consolidated accounts for the fiscal year ended 31 March 2003, approve the consolidated accounts, as drafted and presented to them.

The shareholders approve the operations shown in these accounts and/or referred to in the reports.

Third resolution

Appropriation of income

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, approve the following proposal of the Board of Directors, regarding the appropriation of the loss of €(7,474,080,874.35) for the fiscal year ended 31 March 2003:

•	up to €233,579,181.57, on the account “income carried forward” which as a result amounts to zero;

•	up to €130,312,446.09, on the account “ legal reserve” which as a result amounts to zero;

•	up to €20,934,042.90, on the account “non distributable reserve” which as a result amounts to zero;

•	up to €5,180,724,289.09, on the account “contribution premiums” which as a result amounts to zero;

•	up to €566,566,631.60, on the account “share premiums” which as a result amounts to zero;

•	up to €1,341,964,283.10, on the account “income carried forward” which as a result amounts to €(1,341,964,283.10).

As a result, no dividend will be paid to the shareholders for this fiscal year 2003.

The shareholders acknowledge, pursuant to applicable law, that the dividends distributed for the previous three fiscal years were the following:

	Number of Shares	Dividend	Tax credit	Global amount
		€	€	€
2001/2002	215,387,459	—	—	—
2000/2001	215,387,459	0.55	0.275	0.825
1999/2000	213,698,403	0.55	0.275	0.825

Shareholders’ Meeting 2003

9

Text of the resolutions submitted to the Shareholders’ Meeting

Fourth resolution

Special auditors’ report on related party agreements

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, having examined the special auditors’ report on the agreements to which article L. 225-38 of the French Code de Commerce applies, approve the agreements mentioned in such report.

Fifth resolution

Ratification of the appointment of a director

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, hereby ratify the decision taken by the Board of Directors on 11 March 2003 to appoint Mr. Gérard Hauser as director to replace Mr. Bilger who resigned for the remainder of his term of office which shall expire on the day of the General Meeting of the shareholders which shall approve the accounts for the fiscal year 2004.

Sixth resolution

Renewal of the mandate of an external permanent auditor

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, hereby renew the mandate of Barbier Frinault & Autres as permanent external auditor, for a six fiscal year period which shall expire on the day of the General Meeting of the shareholders which shall approve the accounts for the fiscal year 2009.

Seventh resolution

Appointment of an external deputy auditor

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, hereby appoint Mr. Pascal Macioce as external deputy auditor to Barbier Frinault & Autres, to replace Mr. Francis Scheidecker, for a six fiscal year period which shall expire on the day of the General Meeting of the shareholders which shall approve the accounts for the fiscal year 2009.

Eighth resolution

Renewal of the mandate of an external permanent auditor

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, hereby renew the mandate of Deloitte Touche Tohmatsu as permanent external auditor, for a six fiscal year period which shall expire on the day of the General Meeting of the shareholders which shall approve the accounts for the fiscal year 2009.

Notice of Meeting 2003

10

Text of the resolutions

Ninth resolution

Appointment of an external deputy auditor

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, hereby appoint the company BEAS as external deputy auditor to Deloitte Touche Tohmatsu, to replace Deloitte Touche Tohmatsu-Audit, for a six fiscal year period which shall expire on the day of the General Meeting of the share- holders which shall approve the accounts for the fiscal year 2009.

Tenth resolution

Authorisation to be given to the Board of Directors to deal in the Company’s shares

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, having examined the report of the Board of Directors, authorise the Board of Directors under the conditions set out in art. L. 225-209 et seq. of the French Code de Commerce, to purchase existing shares of the Company within the limit of a number of shares representing 10% of the share capital of the Company as of 31 March 2003, i.e. 28,166,052 shares, and for a maximum aggregate purchase price of €563,321,040.

This authorisation may be used to regulate the market price of the shares, to allow sale or purchase of shares depending on the market, to allocate or sell shares to employees, former employees or executive officers of ALSTOM and its affiliated companies (as defined in art. L. 225-180 and L. 233-16 of the French Code de Commerce), in particular through stock option plans, in order to hold the shares purchased, and, as the case may be, to sell, transfer or exchange the shares purchased in the context of, or following, any financial transactions (including upon exercise of rights attached to securities) and in the context of a general and financial management of the share capital and the stockholders’ equity of the Company and in particular with regard to its financing needs. The shares purchased may also be cancelled under the conditions laid down by law.

The purchase, sale, transfer or exchange of the shares may occur, in accordance with the rules enacted by the relevant regulatory bodies, on or off the stock exchange, at any time, including at the time of a takeover bid, and by all means, including block transfer, the use or exercise of financial instruments, derivatives and, in particular through optional transactions such as the purchase and sale of put or call options.

The purchase price may not exceed €20 per share and the sale price must not be less than €1.25 per share, subject to adjustments relating to transactions affecting the share capital of the Company. If the Company proceeds under one of the transactions described by the third paragraph of art. L. 225-209, the sale price will then be determined in accordance with the then applicable law. Moreover, these shares could be transferred free of charge under the conditions specified by law, in particular article L. 443-1 et seq. of the French Code du Travail.

The authorisation hereby given shall cancel and replace the authorisation granted by the Shareholders’ Meeting of 3 July 2002 in its seventh resolution, and shall be valid until the next Shareholders’ Meeting called to approve the accounts of the current financial year.

The shareholders hereby grant full powers to the Board of Directors, with authority to delegate such powers, to make all stock market orders, to conclude all agreements in order to undertake all formalities and all declarations for and to all bodies and, generally, to do all that is necessary to implement this resolution.

Shareholders’ Meeting 2003

11

Text of the resolutions submitted to the Shareholders’ Meeting

➢	EXTRAORDINARY RESOLUTIONS

Eleventh resolution

Decision not to liquidate the Company following the loss of half of the share capital

The general meeting deliberating pursuant to the quorum and majority rules of extraordinary General Meetings, having examined the report of the Board of Directors, acknowledges that the shareholders’ equity of the Company has reached an amount which is less than half of the share capital, as set forth in the statutory accounts for the fiscal year ended 31 March 2003 approved pursuant to the first resolution hereabove, and decides not to liquidate by anticipation the Company.

Twelfth resolution

Reduction in the share capital due to losses and implemented through the reduction in the nominal value of the shares, and related amendments to the Articles of Association

The general meeting deliberating pursuant to the quorum and majority rules of extraordinary General Meetings, having examined the report of the Board of Directors and the special statutory auditors’ report pursuant to the French Code de Commerce, in particular in its article L.225-204:

1-	notes that the accounts for the fiscal year ended 31 March 2003 approved pursuant to the first resolution here-above shows losses of €(7,474,080,874.35), which after offset against the total amounts of the income carried forward, reserves and premiums recorded in the balance sheet of the Company, decided by the general meeting pursuant to the third resolution hereabove, results in a negative balance carried forward of €(1,341,964,283.10);

2-	decides to reduce the share capital by a global nominal amount of €1,337,887,484.25, the share capital being reduced from €1,689,963,138 to €352,075,653.75 in order to offset part of the losses recorded in the item “balance carried forward” in the balance sheet of the Company after the appropriation of the income for the fiscal year ended 31 March 2003, which item as a result amounts to a negative balance carried forward of €(4,076,798.85);

3-	decides to implement this reduction in the share capital by reducing the nominal value of each share from €6 to €1.25;

4-	decides as a consequence of this reduction in the share capital to amend as follows the article 6 of the Articles of Association: “Article 6—Share capital

The share capital is set at three hundred and fifty-two million seventy-five thousand and six hundred and fifty-three euros and seventy-five cents (352,075,653.75 euros).

It is divided into 281,660,523 shares, each with a nominal value of 1.25 euros, of a single class and fully paid up.

The share capital may be increased in accordance with the Law from time to time”;

5-	gives full powers to the Board of Directors to take any necessary measures following the completion of the reduction in the share capital.

Notice of Meeting 2003

12

Text of the resolutions

Thirteenth resolution

Authorisation to be given to the Board of Directors to increase the share capital of the Company by the issue of shares and of any type of securities which give immediate or future access to the Company’s shares, with maintenance of preferential subscription rights

The general meeting, deliberating pursuant to the quorum and majority requirements for extraordinary General Meetings, having examined the report of the Board of Directors and the special statutory auditors’ report, and in accordance with the provisions of the French Code de Commerce, in particular in its article L.225-129 III:

1-	decides to cancel the authorisations granted to the Board by the extraordinary and ordinary shareholders’ meeting of 3 July 2002, in its eighth, ninth and tenth resolutions;

2-	delegates to the Board of Directors, for a period of twenty-six months from the date of this Meeting, all powers necessary to carry out an increase in the share capital, either all at once or in more than one stage, through the issue, both in France and abroad, of shares or of any other securities, including any equity warrants not attached to any securities and issued ex gratia or against payment, which give immediate or future access to shares of the Company, which can be subscribed for either cash or by set-off of debt and which have the same rights as those attached to existing shares except for the date at which they give rise to a dividend; the above mentioned securities shall be denominated in euros or, with respect to securities other than shares, in any other lawful currency or in any other account unit established by reference to a panel of currencies;

3-	decides that:

•	the global nominal amount of the shares that may be issued immediately and/or at a later date by virtue of this authorisation shall not exceed 600 million euros to which may be added the nominal amount of the additional shares to be issued in order to maintain the rights of the holders of securities giving access in the future to the shares of the Company, in accordance with applicable laws, regulations and contractual provisions;

•	the global nominal amount of the securities that are representative of debts of the Company and which may be issued by virtue of this authorisation, shall not exceed 1.5 billion euros or the exchange value of this amount in any other currency;

4-	decides that in the event of an offer to subscribe for securities, the shareholders will be allowed to exercise their preferential subscription rights in accordance with the conditions set out by law. In addition, the Board of Directors will have the power to grant the shareholders the right to subscribe further securities in order to obtain a greater number than that to which they are entitled by virtue of their preferential subscription rights, in accordance with the provisions of the law.

If subscriptions by way of exercise of preferential rights and, if applicable, by way of exercise of any additional rights, do not account for the whole issue, the Board of Directors may, in the order that it shall decide, exercise either or both of the following options:

•	freely allot all or part of the securities which have not been subscribed between persons of its choice;

•	limit the issue to the amount of the subscriptions received, provided that this amount reaches at least three quarters of the issue decided initially;

•	freely offer to the public, on the French or international market, all or part of the securities which have not been subscribed;

5-	decides that if free warrants by scrip issue are allocated to holders of existing shares, the Board of Directors shall have the power to decide that rights to fractions of warrants will not be negotiable and that the corresponding warrants will be sold, the proceeds of the sale being allocated to those entitled to such fractions at the latest within 30 days of the date of registration in the registers of the total number of warrants allotted to them;

6-	notes that the present authorisation and delegation of powers:

•	implies, for the benefit of the holders of the securities which give access to shares of the Company by virtue of this authorisation, other than bonds convertible into shares and equity warrants, the waiver by the shareholders of their preferential subscription rights to the securities to which the securities issued may give right;

Shareholders’ Meeting 2003

13

Text of the resolutions submitted to the Shareholders’ Meeting

•	implies the express waiver by the shareholders of their preferential subscription rights to the shares of the Company to which the bonds convertible into shares or the equity warrants may give access by virtue of this authorisation.

7-	decides that the Board of Directors will have all powers, with the power to subdelegate in accordance with the provisions of the law, to implement this authorisation and delegation of powers, and in particular:

•	to fix the dates and terms and conditions of the issues, their characteristics and method under which the securities to be issued immediately or in the future will be fully paid up, including the conditions in which they will give rights to shares;

•	to fix in the event of an issue of debt securities, whether or not they have subordinated status, their redemption terms and conditions, their fixed or variable redemption price with or without premium and the terms and conditions by which securities issued may be repurchased or exchanged;

•	to fix the date (which may be retroactive) from which the new shares will bear dividends;

•	to suspend, if applicable, the exercise of the rights attached to the securities issued and giving access to shares of the Company in accordance with applicable law, regulation or contractual provisions for a period not exceeding three months;

•	to determine the terms and conditions by which the rights of the holders of securities issued and giving rights to shares will be maintained in accordance with applicable law, regulation or contractual provisions;

•	to proceed with any offset of expenses against the amount of premiums;

•	to take generally all necessary measures and enter into any arrangement to bring the contemplated issue to a successful conclusion;

•	to take any necessary measures for the admission to the listing on the Premier marché d’Euronext Paris (or on any other regulated market) of the securities issued by virtue of this authorisation;

•	to record the completion of the share capital increases; to amend the Articles of Association accordingly and to accomplish all required formalities and publications.

Fourteenth resolution

Authorisation given to the Board of Directors to increase the share capital of the Company through issues reserved for members of a Company savings plan

The shareholders, voting under the conditions of quorum and majority required for extraordinary General Meetings, having examined the report of the Board of Directors and the special report of the statutory auditors, in accordance with, the provisions of art. L. 443-1 et seq. of the Code du Travail and the Code de Commerce, in particular art. L. 225-138:

1-	authorise the Board of Directors for a period of twenty-six months from the date of this meeting, to increase the share capital, in one or more times, by a maximum nominal amount of €35,200,000, through the issuance, in euros or any other currency, of new shares and/or other securities giving access to the Company’s share capital, reserved for the members of a savings plan of the Company and/or of its affiliated companies and economic interest groups (as defined under art. L. 233-16 of the Code de Commerce). This decision will result in the express waiver by the shareholders of their preferential subscription rights for the benefit of the beneficiaries to whom the issue is reserved;

2-	decide that the issue price of the shares issued pursuant to this authorisation, shall not be lower by more than 20% of the average of the Company share prices during the twenty trading days preceding the decision of the Board of Directors relating to the capital increase, or higher than such average price; the characteristics of the other securities giving access to the Company’s share capital shall be determined by the Board of Directors in the conditions fixed by the rules and regulations;

3-	decide that the Board of Directors may provide for the free allocation of shares or other securities giving access to the Company’s share capital, within the limits of the provisions of art.L. 443-5 of the Code du Travail;

Notice of Meeting 2003

14

Text of the resolutions

4-	decide that the Board of Directors will have full powers, with authority to subdelegate such powers within the limits of the law, to implement this authorisation within the limits and under the conditions mentioned above, and in particular to:

•	determine the companies whose employees and executive officers, as the case may be, may participate in the issues;

•	fix all the conditions that must be met by the beneficiaries;

•	fix the terms and conditions of each issue and in particular the amount and the terms of the securities to be issued, the issue price, the date (which may be retroactive) from which the shares will bear dividends, the method and schedule of payment of the issue price, the subscription period;

•	record the completion of the share capital increases in accordance with the amount of shares which are actually subscribed and amend the Articles of Association accordingly;

•	enter into any agreements, carry out, directly or by proxy, any operations and formalities;

•	offset expenses against the amount of the premiums if the need arises;

•	take any measures necessary for the completion of the issuances, carry out all the formalities following the capital increases and generally do whatever is necessary;

5-	decide that this authorisation cancels the authorisation granted to the Board of Directors by the Shareholders’ Meeting of 3 July 2002 in the eleventh resolution.

Fifteenth resolution

Authority to be given to the Board of Directors to reduce the share capital by cancelling of shares

The shareholders, voting under the conditions of quorum and majority required for extraordinary general meetings, having acknowledged the report of the Board and the special report of the statutory auditors prepared in compliance with article

L. 225-209  of the Code de Commerce, authorise the Board of Directors, with authority to delegate its powers, to reduce the share capital, all at once or in more than one stage, by cancelling all or part of the shares that may be repurchased by the Company pursuant to any current or future authorisation granted by its shareholders in ordinary general meeting in accordance with article L. 225-209 referred to above, subject to a limit of 10% of the share capital and in compliance with the applicable legal and regulatory provisions.

This authorisation is given for a 24 month period from the date of this meeting.

The shareholders give the Board of Directors full powers, with authority to delegate its powers, to carry out this (these) reduction(s) of the share capital, to amend the Articles of Association accordingly and generally do whatever is necessary.

Sixteenth resolution

Power to implement the decisions of the Shareholders’ Meeting and to complete the formalities

The shareholders, voting under the conditions of quorum and majority required for extraordinary General Meetings, hereby give full authority to the holder of an original, a copy or an extract of the minutes of this Meeting for the purposes of accomplishing all legal or administrative formalities and to proceed with all required filings and publications.

Shareholders’ Meeting 2003

15

Summary of activity

➢	SIMPLIFIED CONSOLIDATED INCOME STATEMENT

	2001/02	2002/03
	In € millions
Order Backlog	35,815	30,330
Orders Received	22,686	19,123
SALES	23,453	21,351
Cost of Sales	(19,623)	(19,114)
Selling and administrative Expenses	(2,314)	(2,049)
Cost of Research & Development	(575)	(622)
OPERATING INCOME (LOSS)	941	(434)
EARNINGS BEFORE INTEREST AND TAX	487	(1,056)
PRE-TAX INCOME (LOSS)	193	(1,326)
NET INCOME (LOSS)	(139)	(1,381)

Comparable figures(a)

	2001/02	2002/03
	In € millions
Orders Received	19,959	19,123
Sales	21,051	21,351

➢	OTHER KEY CONSOLIDATED INDICATORS

	2001/02	2002/03
Operating Margin	4.0%	(2.0)%
Earnings per Share	€(0.6)	€(5.2)
Free Cash flow(b) (in € millions)	(1,151)	(265)
Net Debt(c) (in € millions)	5,290	4,918

a)	Adjusted for changes in business composition and exchange rates.
b)	We define Free Cash Flow to mean Net cash provided by (used in) operating activities less Capital expenditures, net of proceeds from disposals of property, plant and equipment (excluding proceeds from the sale of real estate as part of our strategic plan) and Increase (decrease) in variation in existing receivables considered as source of funding of our operations. However, this measure is not a measurement of performance either under French or US GAAP.
c)	We define Economic debt to mean Net debt (or Financial debt net of short term investments and cash and cash equivalents) plus cash proceeds from sale of trade receivables (“securitisation of existing receivables”). Economic debt does not represent our Financial debt as calculated under French GAAP, and should not be considered as an indicator of our currently outstanding indebtedness because trade receivables securitised are sold irrevocably and without recourse.

Notice of Meeting 2003

16

Summary of activity

Despite an unfavourable economic climate, markets remained generally buoyant in rail transport and stable in both electricity transmission and power generation service. Conditions were unfavourable, however, in large gas- and steam-related plant and equipment activities in power generation, following the end of the “gas boom” in the US market, and remained difficult in electricity distribution. Our Marine market remained very weak.

Overall, Group order intake was down 4% on a comparable basis against the prior year, mainly due to a sharp decrease in Power and Marine, partly offset by a strong increase in orders received by Transport. Sales were broadly stable (+1%). The order backlog amounted to over €30.3 billion at 31 March 2003, representing approximately 17 months of sales.

Operating income was €(434) million in fiscal year 2003, after the impact of exceptional provisions of €(1,300) million, primarily to cover the additional costs of our GT24/GT26 gas turbines and to a lesser extent, additional costs associated with our UK trains issues.

Excluding these provisions, operating income and operating margin were respectively €866 million and 4.1% in fiscal year 2003 (4.0% in fiscal year 2002).

Restructuring charges increased from €227 million in 2002 to €268 million in 2003. Pensions charges increased from €139 million to €214 million due to the increase in amortisation of the difference between benefits and market value of pension assets. Financial income improved from €(294) million to €(270) million. Due to the negative pre-tax result, a tax credit of €241 million was recorded in fiscal year 2003. Goodwill amortisation remained broadly stable at €284 million.

Net consolidated income after exceptional provisions, was €(1,381) million for fiscal year 2003.

Free cash flow improved to €(265) million in fiscal year 2003, from €(1,151) million in fiscal year 2002, reflecting a substantial improvement in working capital. Excluding cash outflows relating to the GT24/GT26 gas turbines, free cash flow was €790 million positive.

Economic debt was €4,918 million at the end of March 2003, compared with €5,290 million at the end of March 2002, a reduction of €372 million. This primarily reflects the impact of the capital increase in July 2002 and the disposals, partly offset by the negative free cash flow.

On 12 march 2003, we presented our action plan with the key objectives to focus the Group’s activities through an extended disposal programme, to strengthen the financial base and to improve the operational performance of the Group. Several steps have already been achieved:

•	50% of new €3.0 billion target for disposals secured;

•	New credit lines confirmed;

•	Senior management renewed & new organisation implemented;

•	Restructuring & overhead reduction plans launched.

Whilst we expect overall demand to be generally low over the next few months due to the depressed power generation market, we are confident that market fundamentals will lead, in the medium to long-term, to growing demand for both new equipment and service.

The timing of recovery in the power generation equipment and cruise-ship markets is uncertain. The Transport market, however, should remain sound, even if activity may be slightly lower than last year’s exceptionally high level.

Given the progress in our operating margin before exceptional provisions in fiscal year 2003, coupled with the extensive restructuring plans now underway, we are confident of achieving our target of 6% operating margin by fiscal year 2006. In view of the current free cash flow, we foresee the Group to generating positive free cash flow, once the GT24/GT26 gas turbine problem is resolved.

We also anticipate our economic debt will be reduced from €4.9 billion in March 2003 to a level in the range of

(€2.0-2.5 billion) by March 2005, depending on the quantity of additional funds raised through the planned capital increase.

The success of our strategy and the achievement of the objectives of our action plan depends on risk factors, described particularly in the section entitled “Risks” of our Annual Report for fiscal year 2003.

Shareholders’ Meeting 2003

17

Five-year summary

(Statutory accounts)

	31 March 1999		31 March 2000	31 March 2001	31 March 2002	31 March 2003
CAPITAL AT YEAR END
a) Share capital (in € thousands)	1,303,124		1,282,190	1,292,325	1,292,325	1,689,963
b) Number of outstanding issued shares	213,698,403		213,698,403	215,387,459	215,387,459	281,660,523

OPERATIONS AND INCOME FOR THE YEAR (in € millions)
a) Dividend received	307.3		158.0	110.1	0.3	—
b) Income before tax, profit sharing, depreciation and provisions	390.9		166.4	106.2	59.4	79.1
c) Income tax	(21.7)		50.2	33.3	36.9	26.8
d) French legal profit sharing	—		—	—	—	—
e) Net income after tax, profit sharing, depreciation and provisions	346.4		215.2	158.7	90.8	(7,474.1)
f) Dividends	106.9	(a)	117.5	118.5	—	—

EARNINGS PER SHARE (in €)
a) Net earning after tax, profit sharing, but before depreciation and provisions	1.73		1.01	0.65	0.45	0.38
b) Net earning after tax, profit sharing, depreciation and provisions	1.62		1.01	0.74	0.42	(26.54)
c) Net dividend per share	0.50	(a)	0.55	0.55	—	—

PERSONNEL
a) Number of personnel employed during the year	—		—	—	—	—
b) Amount of gross wages and salaries for the year (in € thousands)	—		—	—	—	155
c) Amount of social charges for the year (Social security and other welfare benefits) (in € thousands)	—		—	—	—	52

(a)	To which an interim dividend of €226.0 million (i.e. €1.13 per share) paid on 22 June 1998 solely to the two principal shareholders as of that date, must be added.

Notice of Meeting 2003

18

Request for documents and information

as per article 135 of the French decree of 23 March 1967

➢	Ordinary and Extraordinary General Shareholders’ Meeting

of 2 july 2003 (on second notice)

(of 23 June 2003 on first notice)

I, the undersigned Mrs. ☐    Miss. ☐    Ms. ☐    Mr. ☐    Company ☐

Surname (or company name)

First name

Address

Town country

Postal code

Country

Owner of	registered shares	]in
And/or of	bearer shares

hereby request that the documents and information concerning the Ordinary and Extraordinary General Meeting as per article 135 of the decree of 23 March 1967 on commercial companies be sent to the above address.

Signed at                              (geographical location) on                              2003

Signature

This request should be returned:

•	if your shares are registered shares, to BNP PARIBAS Securities Services—GIS-Emetteurs, Les Collines de l’Arche—92057 La Défense Cédex, France

•	if your shares are bearer shares, to the financial intermediary with whom your shares are deposited

NOTE: Pursuant to article 138 of the decree of 23 March 1967, holders of registered shares may, by a simple request, have the documents and information as per articles 133 and 135 of the above-mentioned decree for every subsequent shareholders’ Meeting. Shareholders wishing to take advantage of this option should indicate this on the present request.

Shareholders’ Meeting 2003

19

Société anonyme with capital of €1,689,963,138

25, avenue Kléber—75116 PARIS (France)

www.alstom.com

389 058 447 RCS PARIS

Notice of Meeting 2003

Exhibit 99.2

Voting Form

IMPORTANT : ***Before selecting, please see instructions on reverse side.***

WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM

A. ▯ *I wish to attend the shareholder's meeting and request an admission card : date and sign at the bottom of the form.*

B. ▯ *I prefer to use the postal voting form or the proxy form as specified below.*

ALSTOM

S A AU CAPITAL DE € 1.689.963.138

Siège Social :
25, avenue Kléber,
75116 PARIS
B 389 058 447 RCS PARIS

COMBINED GENERAL MEETING *to be held on Wednesday July 2, 2003 at 2:00 pm at the CNIT, 2 Place de La Défense - 92053 Paris La Défense, on second notice*.*

For Company's use only

Account

Number of shares — Registered / Bearer

Number of voting rights :

▯ *I VOTE BY POST*
See reverse (3)

I vote FOR all the draft resolutions approved by the Board of Directors EXCEPT those indicated by a shaded box - like this ▮, for which I vote against or I abstain.

1	2	3	4	5	6	7	8	9
▯	▯	▯	▯	▯	▯	▯	▯	▯
10	11	12	13	14	15	16		
▯	▯	▯	▯	▯	▯	▯		

On the draft resolutions not approved by the Board of Directors, I cast my vote by shading the box of my choice - like this ▮.

	Yes	No Abst/Abs		Yes	No Abst/Abs
A	▯	▯	F	▯	▯
B	▯	▯	G	▯	▯
C	▯	▯	H	▯	▯
D	▯	▯	J	▯	▯
E	▯	▯	K	▯	▯

I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING
date and sign the bottom of the form without completing it
See reverse (2)

▯ *I HEREBY APPOINT (you may give your PROXY either to your spouse or to another shareholder - see reverse (2))* ***to represent me at the above mentioned meeting.***

Mr, Mrs or Miss

Address

CAUTION : concerning bearer shares, your vote or proxy will not be counted unless these shares have been blocked from trading by the subcustodian within the prescribed period.

- Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessary)
See reverse (1)

In case amendments or new resolutions are proposed during the meeting.

- *I appoint the Chairman of the meeting to vote on my behalf* . . . . ▯
- *I abstain from voting (is equivalent to a vote against).* . . . . ▯
- *I appoint (see reverse (2)) Mr, Mrs or Miss / to vote on my behalf* . . . . ▯

In order to be considered, this completed form must be returned at the latest

	on 1st notification	on 2nd notification
to BNP PARIBAS Securities Services	AGO-AGE	AGO-AGE
Gis Emetteurs - Assemblées	ordinary meeting / extraordinary meeting	ordinary meeting /extraordinary meeting
75450 Paris Cedex 09	on June 20, 2003	on June 29, 2003

In no event this document has to be returned to the Company

Date & Signature

** The meeting is convened on first notice on June 23, 2003 at 3:00 pm at the Head Office but in all probability, for lack of quorum on that date, it is unlikely to be able to make valid deliberations at that time. The meeting will therefore be reconvened on July 2, 2003 at 2:00 pm.*

22

23

Exhibit 99.3

Brochure, Ordinary and Extraordinary Shareholders’ Meeting, 2 July 2003

Ordinary and Extraordinary

Shareholders’ Meeting

2 july 2003*

*	In accordance with the law, the General Meeting is convened on first notice, on Monday 23 June 2003, at 3:00 p.m. (Paris time), at the Company’s registered office—25, avenue Kléber—75116 Paris. However, in the likely event that the quorum requirement is not met on that date, the General Meeting will be held on second notice, on Wednesday 2 July 2003, at 2:00 p.m. (Paris time), at the CNIT—2 Place de la Défense—92053 Paris La Défense.

ALSTOM

Société anonyme with capital of €1,689,963,138

25, Avenue Kléber—75116 Paris (France)

www.alstom.com

389 058 447 RCS PARIS

This document is a free translation of the original French version of the brochure for ALSTOM’s Ordinary and Extraordinary shareholder’s Meeting, which is available upon request.

è Agenda of the Shareholders’ Meeting	p.4

è Report of the Board of Directors to the Shareholders’ Meeting	p.5

è Five-Year Summary (Statutory accounts)	p.14

è Statutory accounts	p.15

è Auditors’ reports	p.28

è Information on a new Director	p.34

è Text of the resolutions submitted to the Shareholders’ Meeting	p.35

Shareholders’ Meeting 2003

Agenda of the Shareholders’ Meeting

➢	DELIBERATING AS AN ORDINARY SHAREHOLDERS’ MEETING

➢	Board of Directors’ report.

➢	General Auditors’ report for the fiscal year ended 31 March 2003.

➢	General Auditors’ report on the consolidated accounts of the fiscal year ended 31 March 2003.

➢	Approval of the non-consolidated accounts and the operations for the fiscal year ended 31 March 2003.

➢	Approval of the consolidated accounts and the operations for the fiscal year ended 31 March 2003.

➢	Appropriation of income.

➢	Special Auditors’ report on related party agreements.

➢	Ratification of the appointment of a Director.

➢	Renewal of the mandate of an external permanent auditor.

➢	Appointment of an external deputy auditor.

➢	Renewal of the mandate of an external permanent auditor.

➢	Appointment of an external deputy auditor.

➢	Authorisation to be given to the Board of Directors to deal in the Company’s shares.

➢	DELIBERATING AS AN EXTRAORDINARY SHAREHOLDERS’ MEETING

➢	Board of Directors’ report.

➢	Special Auditors’ reports.

➢	Decision not to liquidate the Company following the loss of half of the share capital.

➢	Reduction in the share capital due to losses and implemented through the reduction in the nominal value of the shares, and related amendments to the Articles of Association.

➢	Authorisation to be given to the Board of Directors to increase the share capital of the Company by the issue of shares and of any type of securities which give immediate or future access to the Company’s shares, with maintenance of preferential subscription rights.

➢	Authorisation given to the Board of Directors to increase the share capital of the Company through issues reserved for members of a Company savings plan.

➢	Authority to be given to the Board of Directors to reduce the share capital by cancelling of shares.

➢	Power to implement the decisions of the Shareholders’ Meeting and to complete the formalities.

Shareholders’ Meeting 2003

Report of the Board of Directors

Report of the Board of Directors

to the Shareholders’ Meeting of 23 June 2003 on first call or 2 July 2003 on second call

The consolidated financial statements for the fiscal year ended 31 March 2003 together with the corresponding Notes, are included in ALSTOM’s Annual Report for the fiscal year 2003.

➢	REPORT OF THE BOARD OF DIRECTORS ON THE GROUP’S MANAGEMENT AND THE CONSOLIDATED FINANCIAL STATEMENTS

This report is included in ALSTOM’s Annual Report 2003 within the section “Operating and financial review and prospects”.

➢	REPORT OF THE BOARD OF DIRECTORS ON THE ORDINARY PART OF THE GENERAL MEETING

➢ Comments on ALSTOM’s statutory accounts

ALSTOM is the holding company of the ALSTOM group. ALSTOM’s investments consist exclusively of the shares of ALSTOM Holdings.

ALSTOM centralises a large part of the external financing of the group and directs the funds so obtained to its subsidiary ALSTOM Holdings through loans and a current account. Fees from its indirect subsidiaries for the use of the ALSTOM name are ALSTOM’s main other source of revenue.

Income

ALSTOM’s net loss amounted to €7,474.1 million and comprised:

■	income of €92.1 million arising from fees for the right to use the ALSTOM name;

■	operating expenses of €29.9 million;

■	financial loss of €7,563.1 million; and

■	income tax credit of €26.8 million.

The financial loss in the year was the result of the necessity to write down the investments in a subsidiary of the Company, caused by continuing issues in the group Gas Turbines business, problems in Transport UK and delayed implementation in the Company’s Restore Value Programme. The result was a significant reduction in the market capitalisation due to the afore mentioned factors and high debt levels and a resultant permanent diminution in the value of the investment, previously considered temporary as it had been supported by market capitalisation and the Restore Value Programme.

Balance sheet

The balance sheet amounts to a total of €4,895.4 million, the main elements of which are as follows:

■	included in assets, ALSTOM Holdings’ investments gross value of €6,553.5 million has been totally depreciated. Advances to ALSTOM Holdings of €5,668.1 million have been depreciated for €1,020.2 million;

■	included in liabilities, a financial debt of €4,516.7 million including bonds with a principal amount of €1,200 million, commercial paper with a principal amount of €83 million and various loans amounting to €3,184.5 million which include syndicated lines of credit for €2,626.3 million.

The availability of most of the loans is subject to compliance with financial covenants as described in Note 7 to the statutory accounts. In addition, a significant amount of the Company’s financial debt matures in fiscal year 2004.

Shareholders’ Meeting 2003

Report of the Board of Directors

➢ Presentation of the resolutions

Approval of the annual non-consolidated and consolidated financial statements

First and second resolutions

The shareholders will be asked in these resolutions to approve the transactions and statutory and consolidated financial statements for the year ended 31 March 2003 as presented to them.

Proposal for the appropriation of net income

Third resolution

Taking into account the loss for the fiscal year ended 31 March 2003 which amounts to €(7,474,080,874.35) we propose the following appropriation in this resolution:

•	up to €233,579,181.57, on the account “income carried forward” which as a result will amount to zero;

•	up to €130,312,446.09, on the account “ legal reserve “ which as a result will amount to zero;

•	up to €20,934,042.90, on the account “non distributable reserve” which as a result will amount to zero;

•	up to €5,180,724,289.09, on the account “contribution premiums” which as a result will amount to zero;

•	up to €566,566,631.60, on the account “ share premiums” which as a result will amount to zero;

•	up to €1,341,964,283.10, on the account “income carried forward” which as a result will amount to €(1,341,964,283.10).

As a result, no dividend will be paid to the shareholders for this fiscal year 2003.

During the three preceding fiscal years, the following dividends were distributed:

	Number of Shares	Dividend(€)	Tax credit(€)	Global amount(€)
2001/2002	215,387,459	—	—	—
2000/2001	215,387,459	0.55	0.275	0.825
1999/2000	213,698,403	0.55	0.275	0.825

Related party agreements

Fourth resolution

After review of the special report prepared by the statutory auditors, the shareholders will be requested in this resolution to approve the agreements referred to in this report to which article L. 225-38 of the French Code de Commerce applies which have had continuing effect during the past fiscal year.

Board of Directors—Ratification of the appointment of a Director

Fifth resolution

The composition and the chairmanship of the Board of Directors have changed during the past fiscal year.

The General Meeting of 3 July 2002 approved the renewal of Mr James B. Cronin’s mandate and the appointment of Mr Georges Chodron de Courcel, for four years.

Following Mr Pierre Bilger’s resignation as Chairman of the Board and Director of the Company on 11 March 2003, the Board of Directors held on the same day resolved to abandon earlier than originally anticipated the separation of the functions of Chairman of the Board of Directors and Chief Executive Officer effective since 1 January 2003 and appointed Mr Patrick Kron as both Chairman and Chief Executive Officer with immediate effect.

The Board also appointed with immediate effect, Mr Gérard Hauser as a Director for the remaining term of Mr Bilger’s mandate. Therefore, this appointment is submitted for ratification to the shareholders in this resolution.

Shareholders’ Meeting 2003

Report of the Board of Directors

External auditors—Renewal of mandates and appointments of new deputy auditors

Sixth, seventh, eighth and ninth resolutions

The mandates of the permanent and deputy external auditors will expire at the end of the General Meeting. Therefore, the shareholders are requested to renew the mandates of Barbier Frinault & Autres, and Deloitte Touche Tohmatsu as external permanent auditors, and also to appoint Mr Pascal Macioce as external deputy auditor to Barbier Frinault & Autres and the Company BEAS as external deputy auditor to Deloitte Touche Tohmatsu, each for a six fiscal year period which will expire at the end of the ordinary Shareholders’ Meeting which shall approve the accounts for the fiscal year 2009.

Acquisition by the Company of its own shares

Tenth resolution

The authorisation, which the General Meeting of 3 July 2002 gave to the Company to acquire its shares, was not used during the course of the past fiscal year.

However, in order to provide flexibility to the Company, it is proposed in this resolution to cancel this former authorisation which shall expire and to renew it for a period expiring on the date of the General Meeting which will approve the financial statements for the fiscal year beginning on 1 April 2003.

This authorisation will allow the Company to acquire its own shares not only for stabilisation purposes or to allow sale and purchase of shares depending on the market, but also to allocate such shares to employees and management of the Group (in particular through stock option plans), to retain the shares acquired and, if need be, to sell, transfer or exchange the shares acquired in the context of any financial transaction (including the exercise of rights attached to securities), as well as in the context of the general and financial management of its share capital and shareholders’ equity, in particular with regard to its financing requirements. The shares may also be cancelled pursuant to the fifteenth resolution submitted to this General Meeting.

The purchase, sale, transfer or exchange of these shares may be effected on or off the market, at any time, including during any take-over bid, and by any means, including through block transfer or the use or exercise of any financial instruments, derivative products and, particularly, through optional transactions such as the purchase and sale of put and call options. These shares may also be transferred free of charge under the conditions specified by law, in particular articles L. 443-1 et seq. of the French Code du Travail.

The number of shares which may be purchased pursuant to the present authorisation cannot exceed 10% of the share capital as of 31 March 2003, i.e 28,166,052 shares.

We propose that the maximum purchase price of shares be fixed at €20 and that the minimum sale price be fixed at €1.25.

Shareholders’ Meeting 2003

Report of the Board of Directors

➢ Additional information

Details of shareholdings taken during the fiscal year 2003

In April 2002, ALSTOM, via ALSTOM NV, which already held 51% of the shares of Fiat Ferroviaria (Italy), acquired from Fiat the remaining 49% of the shares of this company.

Details of direct or indirect shareholdings sold during the fiscal year 2003

In September 2002, ALSTOM, through ALSTOM Holdings and ALSTOM NV, transferred all its operations in South Africa and its shareholdings in South African subsidiaries to a new company, ALSTOM SA (Proprietary) Ltd. ALSTOM NV holds 10% of the shares of ALSTOM SA (Proprietary) Ltd, the remaining 90% being held by local empowerment participants and financiers.

In January 2003, ALSTOM, via ALSTOM Switzerland, sold the entirety of the shares of ALSTOM Power Insurance Ltd, a captive insurance company, to Swiss Insurance Investors Ltd.

In February 2003, ALSTOM, via ALSTOM Brasil Ltda, sold 51% of the shares of Light, a joint venture of our Transmission & Distribution sector, created with EDF in Brasil.

Share capital, Increase in the share capital and Shareholders

As of 31 March 2003, ALSTOM’s share capital amounts to €1,689,963,138 consisting of 281,660,523 shares, nominal value €6 per share, which are all of the same class and fully paid.

The share capital has been increased during the fiscal year 2003. Pursuant to the authorisations given by the General Meeting of 24 July 2001 and the Board of Directors at its meeting of 6 May 2002, the Chairman of the Board of Directors decided on 27 May 2002 to increase the share capital from €1,292,324,754 to € 1,689,963,138 by the issue of 66,273,064 new shares of €6 nominal value each with maintenance of the preferential subscription rights of the shareholders in the ratio of 4 new shares for each 13 existing shares held, at the subscription price of €9.60 per share. This share capital increase was completed on 5 July 2002.

To our knowledge and based upon the notices received (excluding notifications received from global custodians), the shareholders who as of 13 May 2003 had a direct or indirect shareholding in the Company which exceeded the thresholds set out in art. L. 233-7 of the French Code de Commerce are the following:

	Number of shares	% of share capital and of voting rights
Franklin Resources, Inc.(1)	23,124,138	8.21%
Caisse des Dépôts et Consignations	9,375,168	3.32%
Groupe Société Générale	6,246,153	2.22%
Crédit Agricole Asset Management(2)	1,423,203	0.51%
Employees(3)	4,199,940	1.50%
Public	237,291,921	84.24%
Total	281,660,523	100%

(1)	Shares held through various investment funds and unit trusts. Non-resident shareholder.
(2)	Shares held through various investment funds.
(3)	Shares held through the Group Employee Share Purchase Scheme.

Neither the Company nor its controlled subsidiaries hold any of the Company’s shares.

As of 31 March 2003, Company employees and former employees (through the Group Employee Share Purchase Scheme) held 4,199,940 shares representing approximately 1.5% of the share capital.

Issuance of bonds

We remind you that the General Meeting held on 24 July 2001 authorised the Board of Directors, for a period of five years from the date thereof, with the power to subdelegate to the Chairman & Chief Executive Officer, to issue, on one or several occasions, in France and/or abroad, bonds or all other financial instruments representing debt for an aggregate principal amount of €2.5 billion.

This authorisation has not been used during fiscal year 2002 and fiscal year 2003.

Shareholders’ Meeting 2003

Report of the Board of Directors

Other directorships and positions held during fiscal year 2003 by members of the Board of Directors as of 13 May 2003.

■	Patrick Kron

Chairman & Chief Executive Officer

Other directorships and positions:

Until 2002, Mr. Patrick Kron was Chief Executive Officer of Imerys and a Director of Carbone Lorraine, Chairman & Chief Executive Officer of Mircal (France), Chairman of Imerys USA, Inc. and Imerys UK Limited, Chairman and Delegated Director of Plibrico International SA (Luxembourg), Chairman of Beirat of Plibrico GmbH (Deutschland), Member of the Supervisory Board of Treibacher Schleifmittel AG (Austria), and Director of C-E Minerals, Inc. (USA) and Timcal SA (Switzerland).

■	William Purves

Vice Chairman

Other directorships and positions:

Sir William Purves is Chairman of the Board of Hakluyt & Company Ltd. and non-executive Director of Worldwide Shipping and Investment Company Ltd., Reuters Founders Share Company Ltd., Trident Safeguards Ltd. and Scottish Medicine Ltd. Until May 2002, he was a non-executive Director of Shell Transport & Trading Company Ltd. In 2002, he also ceased to be a member of the International Advisory Council of the Chief Executive of Hong Kong and of Textron Inc.

■	Jean-Paul Béchat

Director

Other directorships and positions:

Mr Jean-Paul Béchat is Chairman and CEO of Snecma. He is a member of the Board of Directors of Messier-Dowty International Ltd, Natexis Banques Populaires and SOGEPA. He is Honorary Chairman of GIFAS. He has been appointed by the French government as a member of the “General Council for Armaments”. He was a member of the Board of Directors of France Telecom until February 2003, and Chairman of AECMA until October 2002.

■	Candace Beinecke

Director

Other directorships and positions:

Ms Candace Beinecke has been Chair of Hughes Hubbard & Reed LLP, New York, USA, since 1999. She serves as a Director of Arnhold & S. Bleichroeder Advisors, LLC First Eagle Funds, USA, the successor to the First Eagle and First Eagle SoGen Funds on whose boards she served until their merger in 2002. Ms. Beinecke also serves as a Director of the Partnership for New York City.

■	Georges Chodron de Courcel

Director

Other directorships and positions:

Mr Chodron de Courcel is Director of Bouygues, Nexans and Scor and a member of the Supervisory Board of Lagardère. Mr Georges Chodron de Courcel is a member of the Executive Committee and Head of Corporate and Investment Banking at BNP Paribas.

■	James B. Cronin

Director

Other directorships and positions:

Mr James B. Cronin is a Director of AWG plc and of ALSTOM SA (Proprietary) Limited.

■	Klaus Esser

Director

Other directorships and positions:

Dr. Klaus Esser is a partner in General Atlantic Partners LLC. He is Chairman of the Supervisory Board of Apollis AG and of Ixos Software AG. He is a member of the Supervisory Board of Compugroup AG, of GWI AG and of Convisual AG.

■	Gérard Hauser

Director

Other directorships and positions:

Mr Gérard Hauser is Chairman and Chief Executive Officer of Nexans. He is member of the Board of Directors of Aplix, Electro Banque, Liban cables and Nexans Deutschland Industries GmbH.

■	George Simpson

Director

Other directorships and positions:

Lord Simpson is a Director of Nestlé S.A and of Triumph Inc. He was a Director of Halifax Bank of Scotland plc until May 2002.

Shareholders’ Meeting 2003

Report of the Board of Directors

Compensation and benefits paid to executive and non executive Directors during fiscal year 2003

All compensations and benefits of any kind paid during fiscal year 2003 to executive and non executive Directors by the Company or by any company controlled by the Company as defined under article L. 233-16 of the French Code de Commerce, are mentioned in the table hereunder (1):

In euros
Patrick Kron(2)(3)	176,970
Pierre Bilger(4)(5)	5,113,524
Sir William Purves(6)	52,500
Jean-Paul Béchat(6)	37,500
Candace Beinecke(6)	30,000
Georges Chodron de Courcel(6)(7)	15,000
James B. Cronin(6)	30,000
Dr. Klaus Esser(6)	40,000
Jean-Pierre Halbron(6)(8)	16,250
Gérard Hauser(9)	—
Lord Simpson(6)	35,000

(1)	this table does not include compensations paid during fiscal year 2004 in respect of fiscal year 2003, but includes compensations paid during fiscal year 2003 in respect of fiscal year 2002;
(2)	Chief Executive Officer from 1 January 2003, member of the Audit Committee until 7 January 2003, and Chairman & Chief Executive Officer from 11 March 2003;
(3)	of which €15,000 as fixed Directors’ fees and €161,970 as gross compensation and benefits of any kind;
(4)	Chairman & Chief Executive Officer until 31 December 2002, Chairman of the Board of Directors and member of the Nominations and Remuneration Committee until 11 March 2003;
(5)	gross compensation and benefits of any kind including termination benefits. No variable compensation paid in respect of fiscal year 2002. No Directors’ fees paid to him;
(6)	Directors’ fees only;
(7)	fixed part of Directors’ fees only because director as from 3 July 2002, member of the Nominations and Remuneration Committee as from 11 September 2002 and member of the Audit Committee until 11 September 2002;
(8)	Director and member of the Audit Committee until 3 July 2002;
(9)	Director and member of the Audit Committee as from 11 March 2003.

Sustainable development

Environmental and social information pursuant to article L.225-102-1 of the Code de Commerce

ALSTOM, the parent company of the ALSTOM Group, has no employees and no industrial or commercial activity.

Fundamental Conventions of the International Labour Organisation—ALSTOM seeks to ensure compliance by its French and overseas subsidiaries of the fundamental Conventions of the International Labour Organisation (“ILO”), understood as:

•	equal opportunities and non-discrimination in the workplace (conventions 110 and 111),

•	freedom of association—freedom to form unions or to adhere to unions and freedom to bargain collectively with employers (conventions 97 and 98),

•	child labour—ban on employment of children under 15 years of age and under 18 years of age for ‘high risk’ jobs (conventions 138 and 182),

•	forced labour—ban on use of forced labour, slavery and use of imprisoned workers (conventions 29 and 105).

Our Code of Ethics is incorporated in the collection of the Group’s policies and instructions (known as the e-Book) which is available through the Group’s Intranet to all employees world-wide.

The Code of Ethics stipulates that all employees must be aware of the laws, regulations and requirements relating to their job, location and environment and must avoid activities which would involve ALSTOM in any unlawful practice. Compliance with the policies and instructions contained in the e-Book is obligatory. An internal audit team routinely checks our Units throughout the world for compliance with the Corporate Instructions contained therein.

We believe therefore that in almost all countries in which the group operates, the countries’ labour law complies with ILO fundamental conventions, and that we respect these laws. In addition, the e-Book stipulates a policy of equal opportunity and non-discrimination in the work-place. We do not believe that any of our operations employ child or forced labour of any kind. However, some of the group’s operations may be run under jurisdictions which do not respect all ILO conventions, such as freedom of association (conventions 97 and 98). So far, we have not introduced measures to ensure systematic monitoring of our suppliers’ compliance with the ILO fundamental conventions listed above.

Shareholders’ Meeting 2003

Report of the Board of Directors

Impact of foreign subsidiaries operations on regional development and local populations—Our foreign subsidiaries take into account the impact of their operations on regional development and local populations principally through observance of the group’s environmental, health and safety policy, which is monitored on a site by site basis. Impact on regional development in terms of employment is monitored and reported by our human resources network.

Foreign subsidiaries’ environmental objectives—With respect to environmental objectives assigned to our foreign subsidiaries, all sites in principle monitor and measure performance on a wide range of such issues. Our Environment, Health and Safety (EHS) function has elaborated a ‘road-map’ methodology which is used by external auditors to grade each site in terms of its performance. Our environmental management plan requires that each site measure its water, raw material and energy consumption, pollution and waste. We assign target improvements in each of these areas as necessary.

We do not assign at the Group level explicit objectives in respect of biological stability, natural environments or protected species of animals and wildlife, though some of our sites are involved in local initiatives to preserve local wildlife.

While we do not assign objectives in respect of environmental certification, 38 of our Power Sector sites, 8 Transport Sector sites and 20 T&D sites are currently ISO 14001/EMAS certified. Our internal ‘road-map’ methodology is based on a management system approach, linked to performance.

We carry out environmental assessment on a site by site basis and during fiscal year 2003 such assessment covered 168 of our operating units. This assessment programme aimed to evaluate the current and historical environmental impact of each site’s activities and where necessary, will lead to further on-site investigation, and elaboration of a remedial action plan in fiscal year 2004.

In most of the jurisdictions in which we operate our industrial activities are subject to operating permits, licenses or/and authorisations and most must comply with these permits, licences or authorisations and are subject to regular administrative inspections. Through our internal methodology, which is externally audited, we control each site’s compliance in this respect, including operating units of our foreign subsidiaries.

We do not currently consolidate our expenditure on environmental impact prevention, but we believe that all our sites have adequate environmental management systems in place. Each site employs an environmental, health and safety manager responsible for allocating resources to the reduction of environmental risk and for reporting on and managing environmentally-damaging accidents, should such accidents arise. These environmental health and safety managers are trained on a regular basis, as are the group’s unit managing directors: in fiscal year 2003, 106 unit managing directors underwent a two-day training session, while 80 EHS managers followed a longer, and more in-depth technical programme.

Shareholder’s Meeting 2003

Report of the Board of Directors

➢	REPORT OF THE BOARD OF DIRECTORS ON THE EXTRAORDINARY PART OF THE GENERAL MEETING

➢ Decisions following the loss of the fiscal year 2003

Eleventh and twelfth resolutions

As a result of the loss of €(7,474,080,874.35) recorded in the statutory accounts for the fiscal year 2003, the shareholders’ equity amounts to less than half of the share capital and it is therefore proposed in the eleventh resolution, pursuant to the French Code de Commerce, to not decide the anticipated liquidation of the Company.

Following the appropriation of the loss of the fiscal year as set forth in the third resolution which results in a negative balance carried forward, it is proposed in the twelfth resolution to decide to reduce the share capital from €1,689,963,138 to €352,075,653.75 in order to offset the major part of the balance carried forward, and to implement this reduction in the share capital by reducing the nominal value of each share from €6 to €1.25.

➢ Renewal of financial authorisations

Thirteenth, fourteenth, and fifteenth resolutions

All the extraordinary resolutions to be put before the General Meeting relate to the renewal of some of the financial authorisations given to the Board of Directors by the General Meeting of 24 July 2001 and 3 July 2002 and which have not been used.

It is first proposed in the thirteenth resolution to cancel the former authorisations given by the General Meeting of 3 July 2002 in its eighth and ninth resolutions which, if not approved, would remain valid, and to vote a new authorisation to increase the share capital with maintenance of preferential subscription rights for the reason explained below.

As part of the signing by a group of banks in March 2003 of a €600 million bridge loan (the “Bridge Loan”) and of agreements which postponed the maturity date of former credit lines amounting to €475 million (the “Extended Credit Lines”), the Company has undertaken to submit a resolution before the General Meeting in order to authorise the Board of Directors for a period of 26 months, to launch at the appropriate time a capital increase with maintenance of the preferential subscription rights of the shareholders.

Pursuant to the terms and conditions of the Bridge Loan and Extended Credit Lines agreements, would the General Meeting not grant such authorisation, the banks would have the ability to request the immediate repayment of the €600 million Bridge Loan and of the €475 million of Extended Credit Lines. Therefore, the Board recommends to the shareholders to approve this resolution.

The Board of Directors has recommended to implement to the extent possible and subject to prevailing market conditions before the end of the calendar year 2003, a share capital increase with maintenance of preferential subscription rights and to raise up to €600 million in net proceeds.

Therefore, pursuant to this thirteenth resolution, it is proposed to authorise the Board of Directors, for a period of 26 months as from the date of the General Meeting, to issue, in any currency and on any financial market, shares of the Company, and/or securities redeemable, convertible or otherwise exchangeable immediately or in the future into capital shares of the Company, while maintaining the preferential subscription rights of existing shareholders of the Company, including warrants issued independently of other securities with or without consideration, within the limit of an aggregate nominal amount of increase in share capital of €600 million, which will represent approximately 164% of the share capital after the reduction contemplated in the twelfth resolution (excluding adjustments linked to subsequent issues of securities) and the nominal amount of debt securities which could be issued pursuant to this resolution could not exceed €1.5 billion or its exchange value in any other currency.

Shareholders’ Meeting 2003

Report of the Board of Directors

This proposed authorisation should give the Board of Directors for a new 26 months period, the flexibility necessary to allow it to proceed with the issue of all financial instruments in order to refinance or reduce the Company’s debt with the objective to improve the debt maturity profile and/or reduce financial expenses, and to strengthen the shareholders’ equity.

Where the Board decides to use the authorisation, the amount to which the Company is or may be entitled for each of the shares issued, will be at least equal to the nominal value of the share of the Company.

If bonds or other debt securities with warrants or otherwise giving right to capital shares of the Company are issued pursuant to this authorisation, their issue price will be fixed in accordance with market practice.

The right to receive shares attached to securities issued pursuant to these resolutions may be exercised on fixed dates or during one or several periods to be determined by the Board of Directors in accordance with any rules applicable to the securities issued, starting at the earliest as from the issue of such securities and expiring, in the event of the redemption, conversion or exchange of debt securities, at the latest three months after their maturity date, and in other cases at the latest seven years after the issuance of the securities unless an earlier limit is required by applicable law.

Pursuant to the provisions of the French Code de Commerce, the renewal of the authorisation we propose in the thirteenth resolution, also leads us to propose in the fourteenth resolution to renew the authorisation granted to the Board of Directors at the General Meeting of 3 July 2002 in the eleventh resolution to proceed with capital increases reserved for employees although this resolution has not been used and is still valid.

We propose in the fourteenth resolution to cancel the previous authorisation and to renew it by authorising the Board of Directors, for a period of 26 months, to undertake increases in the share capital of the Company by the issue of shares or any other securities which give access to the share capital of up to a maximum nominal amount of €35,200,000 which will represent approximately 10% of the share capital after reduction (excluding adjustments), reserved for members (who may subscribe to these new shares, in accordance with the laws and regulations currently in force, directly or indirectly through mutual funds) of a Company savings plan belonging to the Company or its subsidiaries. This will result in the express waiver by the existing shareholders of their preferential subscription right for the benefit of the persons to whom the issue is reserved.

The subscription price of the issued shares, in accordance with the laws and regulations currently in force, shall not be lower by more than 20% of the average price of the Company share prices during the last twenty trading days preceding the date on which the issue is decided, or higher than such average price. A free allocation of shares or other securities giving access to the Company’s capital may be effected.

Where the Board decides to use these authorisations, in accordance with the provisions of article 155-2 of the French decree of 23 March 1967, the final conditions of the issues as well as their effect shall be the subject of additional reports by the Board of Directors and the statutory auditors.

The fifteenth resolution is intended to renew the authorisation granted by the General Meeting of 24 July 2001 in its twentieth resolution which will expire on next 24 July and to authorise your Board, for a period of twenty-four months, to reduce the share capital by up to 10% of its amount by cancelling all or part of the shares that would be repurchased by the Company under any share repurchase authorisation granted by the General Meeting of the shareholders, and in particular the tenth resolution of this Meeting subject to your approval.

Finally, in the sixteenth resolution, we ask you to grant all powers allowing the decisions of the General Meeting to be executed and the necessary formalities to be completed.

The Board of Directors

Shareholders’ Meeting 2003

Five-year summary

(Statutory accounts)

This table is attached to the Board of Directors’ Report

	31 March 1999		31 March 2000	31 March 2001	31 March 2002	31 March 2003
CAPITAL AT YEAR END
a) Share capital (in € thousands)	1,303,124		1,282,190	1,292,325	1,292,325	1,689,963

b) Number of outstanding issued shares	213,698,403		213,698,403	215,387,459	215,387,459	281,660,523

OPERATIONS AND INCOME FOR THE YEAR (in € million)
a) Dividend received	307.3		158.0	110.1	0.3	—

b) Income before tax, profit sharing, depreciation and provisions	390.9		166.4	106.2	59.4	79.1
c) Income tax	(21.7)		50.2	33.3	36.9	26.8

d) French legal profit sharing	—		—	—	—	—
e) Net income after tax, profit sharing, depreciation and provisions	346.4		215.2	158.7	90.8	(7,474.1)
f) Dividends	106.9	(a)	117.5	118.5	—	—

EARNINGS PER SHARE (in €)
a) Net earning after tax, profit sharing, but before depreciation and provisions	1.73		1.01	0.65	0.45	0.38
b) Net earning after tax, profit sharing, depreciation and provisions	1.62		1.01	0.74	0.42	(26.54)
c) Net dividend per share	0.50	(a)	0.55	0.55	—	—

PERSONNEL
a) Number of personnel employed during the year	—		—	—	—	—
b) Amount of gross wages and salaries for the year(in € thousands)	—		—	—	—	155
c) Amount of social charges for the year (Social security and other welfare benefits) (in € thousands)	—		—	—	—	52

(a)	To which an interim dividend of €226.0 million (i.e. €1.13 per share) paid on 22 June 1998 solely to the two principal shareholders as of that date, must be added.

Shareholders’ Meeting 2003

Statutory accounts

Income statement

	Year ended March 31
	Note	2001	2002	2003
	In € million
TOTAL SALES		2.8	—	—

Release of provisions and depreciation		22.6	—	—
Other operating income		87.7	94.4	92.1
TOTAL OPERATING INCOME (I)		113.1	94.4	92.1

Other supplies purchased and external expenses		46.4	39.6	29.1
Taxes and duties		0.5	0.7	0.4
Depreciation and provisions for risks and charges		—	1.9	—
Other operating expenses		0.4	0.3	0.4
TOTAL OPERATING EXPENSES (II)		47.3	42.5	29.9

OPERATING INCOME (I - II)		65.8	51.9	62.2

Dividends received		110.2	155.6	—
Other interest income and related income		154.2	88.0	229.7
Foreign exchange gains		—	—	—
TOTAL FINANCIAL INCOME (III)		264.4	243.6	229.7

Depreciation and provisions		1.7	3.5	7,580.0
Interest expenses and related expenses		203.7	238.2	212.8
Foreign exchange losses		—	—	—
TOTAL FINANCIAL EXPENSES (IV)		205.4	241.7	7,792.8

FINANCIAL INCOME (III - IV)		59.0	1.9	(7,563.1)

OPERATING INCOME AFTER FINANCING (I - II + III - IV)	(1)	124.8	53.8	(7,500.9)

NON RECURRING INCOME (V)		0.7	0.1	—

Current income tax (VI)	(2)	(33.2)	(36.9)	(26.8)
TOTAL INCOME (I + III + V)		378.2	338.1	321.8

TOTAL EXPENSES (II + IV + VI)		219.5	247.3	(7,795.9)

NET RESULT		158.7	90.8	(7,474.1)

Shareholders’ Meeting 2003

Statutory accounts

Balance sheet

ASSETS

	Net value at 31 March
	Note	2001	2002	2003
	In € million
FIXED ASSETS
Intangible fixed assets		1.7	1.7	1.7
Financial Assets	(1)
Investments (Net)		6,553.5	6,553.5	0
Advanced to subsidiary (Net)		954.8	4,623.9	4,847.9
Total Fixed Assets (I)		7,510.0	11,179.1	4,849.6

CURRENT ASSETS

Other receivables	(2)	4,136.6	658.5	11.8
Cash	(3)	15.2	77.7	6.6
Prepaid expenses	(4)	19.4	12.2	27.4
Total Current Assets (II)		4,171.2	748.4	45.8

TOTAL ASSETS (I + II)		11,681.2	11,927.5	4,895.4

Shareholders’ Meeting 2003

Statutory accounts

SHAREHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES

	Net value at 31 March
	Note	2001	2002	2003
	In € million
SHAREHOLDERS’ EQUITY
Share capital	(5)	1,292.3	1,292.3	1,690.9
Capital surplus		5,530.4	5,530.4	5,747.2
Reserves
Legal reserves		130.3	130.3	130.3
Non distributable reserves		20.9	20.9	20.9
Retained earnings		102.5	142.9	233.7
Net result for the current year		158.7	90.8	(7,474.1)
Interim dividend		—	—	—
Net shareholders’ equity(I)		7,235.1	7,207.6	348.0

OTHER SHAREHOLDERS’ EQUITY
Undated subordinated notes		250.0	250.0	—
Total Other Shareholders’ equity (II)	(6)	250.0	250.0	—

PROVISIONS for RISKS and CHARGES
Provision for risks		—	1.9	1.9
Total Provision (III)		—	1.9	1.9

LIABILITIES	(7)(8)
Bonds issued		1,227.1	1,226.8	1,226.8
Borrowings		834.6	2,187.1	3,204.8
Other financial debt		2,087.7	1,001.5	85.1
Trade payables		41.1	10.4	21.0
Tax, social security debts		0.5	40.4	7.6
Other payables and accrued expenses		5.1	1.8	0.2
TOTAL LIABILITIES (IV)		4,196.1	4,468.0	4,545.5

TOTAL SHAREHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES (I + II + II + IV)		11,681.2	11,927.5	4,895.4

Shareholders’ Meeting 2003

Statutory accounts

Notes to the financial statements

➢ Note 1—Basis of preparation

ALSTOM (the Company) is a “société anonyme” organised under the laws of France and prepares its financial statements using accounting principles generally accepted in France.

The Company, in preparing the Financial Statements, has used the following main assumptions that:

■	the shareholders prior to 31 July 2003 will approve at the shareholders meetings the principles of a capital increase;

■	the financial covenants will be met, renewed or renegotiated as required;

■	maturing debt will be reimbursed or refinanced as required.

Note 7 of these financial statements sets out the Company’s financial debt covenants and maturity. The Company’s ability to meet the assumptions used in the preparation of its Financial Statements set out above also depends on the success of the ALSTOM Group’s (the “Group”) new action plan.

The Company has taken into account the matters set out above and all other matters including the risks disclosed in the notes to the Consolidated Financial Statements and has confirmed the applicability of the fundamental accounting principles, including going concern, cut-off between accounting periods (Accruals concept) and consistency of accounting principles.

➢ Note 2—Summary of accounting policies

a—Summary of accounting policies

The accounts as of 31 March 2003 have been prepared in accordance with the provisions of the French Law dated 30 April 1983, pursuant to French decree dated 29 November 1983 and of the French General Accounting Rules 1999 as described by French CRC regulation 99-03 dated 21 September 1999.

Since 1 April 2002, the Company applies the Règlement 00-06 of the Comité de Réglementation Comptable. The application as of 1 April 2002 of the Règlement has had no impact on equity.

b—Investments

Investments are recorded at direct acquisition cost. Any additional costs are recorded as expenses to be amortised over a five-year period.

Investments are valued at the lower of cost or valuation. When the valuation of the investment is lower than the book value, a provision is recorded to cover the difference. The year end valuation is made on the basis of current use value defined as the value of the investment to the Company employing a number of valuation methods, including return on assets, fair value and other methods, as appropriate.

c—Borrowings

Borrowings are recorded at the nominal value. Borrowings costs are recorded as expenses to be amortised over the duration of the borrowings.

d—Exchange operations

There were no specific foreign exchange operations during fiscal year 2002/03 other than in the ordinary course of business.

e—Financial instrument

Financial instruments (swaps) are used to cover interest rate risks on bonds and other long-term debt.

f—Tax consolidation

The Company is the leader of the French Tax group, and any tax savings are recorded in its books.

➢ Note 3—Main events

The share capital has been increased during the period (see Note 5 to the Balance Sheet).

The shares of ALSTOM Holdings have been fully depreciated during the year (see Note 1 to the Balance Sheet).

Shareholders’ Meeting 2003

Statutory accounts

NOTES TO THE BALANCE SHEET

➢ Note 1—Financial Assets

ALSTOM Holdings is the only subsidiary of ALSTOM. It owns all operating entities of the Group. Gross financial assets that correspond to the shares of ALSTOM Holdings amount to €6,553.5 million and ALSTOM Holdings’ advances of €5,868.1 million, including €44.0 million as accrued interest. A €7,573.7 million provision has been recorded, affected to the investment (€6,553.5 million) and ALSTOM Holdings’ advance of €1,020.2 million.

The write-down of ALSTOM Holdings’ shares and advances made to ALSTOM Holdings follows an impairment test, the necessity of which was triggered by the conjunction of a number of factors including the following:

■	significant continuous reduction of ALSTOM’s share price during fiscal year 2002/03,

■	exceptional losses during the year of €1.38 billion suffered by subsidiaries in connection with additional provisions, including the GT24/GT26 Gas Turbines issues.

A valuation was performed combining internal and external valuation studies of the Group. The methodology aimed at measuring the enterprise value through consolidated discounted cash flows from which consolidated financial debt, pension provisions, unrecognised actuarial net losses and consolidated financial debt of special purpose vehicles in which the Company has some interest have been deducted.

Discounted cash flows were derived from the ALSTOM Three Year Plan to obtain a ten-year projection to which an estimated terminal value has been added.

Such valuation of the ALSTOM Group approximates the value in use of ALSTOM Holdings, the company’s only subsidiary which owns all operating subsidiaries of the Group and reflects a permanent diminution in value.

➢ Note 2—Other Receivables

Other Receivables are due within one year:

	Gross value as of 31 March 2003	Affiliated corporations
	In € million
Trade receivables	9.6	7.4
Other receivables	2.2	—

	11.8	7.4

➢ Note 3—Cash

Cash includes interest income receivables on swap operations.

➢ Note 4—Prepaid expenses

	Gross value	Amortization during the year	Net value 31 March 2003
	In € million
Bonds and borrowings(1)	37.2	6.2	25.2
Insurance			2.0
Bonds discounts			0.2

			27.4

(1)	Including €17.1 million on new credit lines.

Shareholders’ Meeting 2003

Statutory accounts

➢ Note 5—Shareholders’ equity

The share capital was increased during the fiscal year 2002/03. Pursuant to the authorisations given by the General Meeting of 24 July 2001 and the Board of Directors at its meeting of 6 May 2002, the Chairman of the Board of Directors decided on 27 May 2002 to increase the share capital from €1,292,324,754 to €1,689,963,138 by the issue of 66,273,064 new shares of €6 nominal value each with maintenance of the preferential subscription rights of the shareholders in the ratio of 4 new shares for each 13 existing shares held, at the subscription price of €9.60 per share.

	Number	Per value
Existing shares at beginning of year	215,387,459	€6
Shares issued	66,273,064	€6

Existing shares at year end	281,660,523	€6

The difference between the subscription price of €9.60 and the nominal value of €6.00 minus relevant costs is €216.9 million and is included in the capital surplus.

No dividend has been distributed for this fiscal year.

➢ Note 6—Undated subordinated notes

ALSTOM, the parent company, issued on 29 September 2000 € 250 million Auction Rate Coupon Undated Subordinated Notes. These notes may be redeemed at the option of the issuer except in certain exceptional circumstances, including any failure to pay interest when due, when they may be redeemed at the option of their holders. They rank pari passu with holders of other subordinated indebtedness. Interest will be payable semi-annually, at variable rates based on EURIBOR. The payment of the interest accrued may be suspended if both of the following conditions are satisfied:

■	the annual non-consolidated accounts of ALSTOM show an absence of income available for distribution;

■	the annual consolidated accounts of the Company show that the consolidated net income is less than or equal to zero.

As part of the negotiation with the banks which took place in March 2003, the Undated Subordinated Notes that had been privately placed with a group of banks, have been amended and are now redeemable on 29 September 2006. They have however kept their subordinated nature.

Therefore this instrument has been re-classified as long-term debt and is included in borrowings (see Note 7 below).

Shareholders’ Meeting 2003

Statutory accounts

➢ Note 7—Liabilities

	Amount as of 31 March 2003	Within one year	One to five years	More than five years
	In € million
Financial debt
Bonds issued	1,226.8	576.8	650.0	—
Borrowings	3,204.8	750.1	2,454.7	—
Other financial debt	85.1	85.1	—	—
Trade creditors and related accounts	21.0	21.0	—	—

Tax, social security debts	7.6	7.6	—	—

Other liabilities	0.2	0.2	—	—

TOTAL	4,545.5	1,440.8	3,104.7	—

a—Bonds

On 26 July 1999, the Company issued bonds for a principal amount of €650 million with a 7 year maturity, listed on the Paris and Luxembourg Stock Exchanges, bearing a 5% coupon and to be redeemed at par on 26 July 2006.

On 6 February 2001, the Company issued bonds for a principal amount of €550 million with a 3 year maturity, listed on the Luxembourg Stock Exchange, bearing a 5.625% coupon and to be redeemed at par on 6 February 2004.

The bond issue, with a nominal value of €650 million, was initially swapped up to €600 million from fixed to floating rate. €280 million have been returned to a fixed rate exposure and €320 million remain swapped from fixed to floating rate at 31 March 2003.

€ 26.8 million related to accrued interest.

b—Borrowings

Borrowings of €3,204.8 million include:

	At 31 March 2002	At 31 March 2003		Average Interest rate
	In € million
Syndicated loans	1,550.0	2,626.3		Euribor 6 months + 0.45%
C.N.C.E.P.	200.0	200.0		Euribor 3 months + 0.52%
Commerzbank	400.0	—		—
CRCA Mutuelle Charente Périgord	33.2	33.2	(1)	Euribor 3 months + 0.20%
Subordinated notes	—	250.0		Euribor 6 months + 2.0%
Other bilateral loans	—	75.0		Euribor 1 month + 0.75%
Accrued interest	3.9	20.3
	2,187.1	3,204.8

(1)	Swapped from 5.63% to Euribor 3 months + 0.20%.

Shareholders’ Meeting 2003

Statutory accounts

At 31 March 2003, in addition to drawn down amounts of syndicated loans, ALSTOM has unused confirmed credit lines of €600 million (bridge facility maturing 15 December 2003).

In March 2003 an agreement was signed with a consortium of banks “the lenders” to extend until 21 January 2004 the maturity of a syndicated loan of €400 million and two bilateral loans totalling €75 million that were originally to mature in March and April 2003.

Both extended and bridge facilities are subject to compliance with new financial covenants, which have also replaced existing covenants in the two other existing syndicated loans (totalling commitments of €1,250.0 million and €976.3 million respectively). They are unsecured and rank “pari passu” with the other syndicated loans.

While the bridge facility and the extended facilities documentation were signed on 25 March 2003, they were further conditioned by the formalisation of amendments in particular with respect to financial ratios in some other financing arrangements of the Group. Those amendments were finalised and documented in the early part of April 2003.

The bridge facility and the extended facilities are repayable and cancellable upon receipt of proceeds from disposals subject to certain thresholds, with the bridge facility repayable prior to the extended facilities.

The newly extended credit facilities of €475 million and the €600 million new bridge facility are immediately repayable if the Group fails to meet its financial covenants set out below in the coming financial year:

■	“Consolidated total debt” defined as the sum of the gross financial debt and the net amount of sale of trade receivables shall be tested on the last day of each month until maturity and shall not exceed at respectively 31 March 2003 and 30 September 2003 amounts of €7,000 million(1) and €6,800 million. At 31 March 2003, the “consolidated total debt” amounted to €6,688 million.

■	“Consolidated economic debt” defined as the sum of the net financial debt and the net amount of sale of trade receivables shall be tested on the last day of each month until maturity and shall not exceed at respectively 31 March 2003 and 30 September 2003 amounts of €5,300 million and €5,500 million. At 31 March 2003, the “consolidated economic debt” amounted to €4,918 million.

■	“Consolidated net worth” defined as the sum of shareholders’ equity and minority interests shall not be lower at respectively 31 March 2003 and 30 September 2003 than €800 million and €500 million. At 31 March 2003, the “consolidated net worth” amounted to €900 million.

Financial covenants mentioned above also apply to the €1,250.0 million and €976.3 million syndicated revolving credit facilities. Similar ratios are applicable until maturity of the credit facilities. At 31 March 2004, “consolidated total debt” shall not exceed €4,800 million, “consolidated economic debt” shall not exceed €3,600 million and “consolidated net worth” shall not be lower than €500 million. Interest cover, the ratio between EBITDA(2) and consolidated net financial expenses(3), shall not be lower than 1.8 at 31 March 2004. Differing ratios apply in the periods up to the last maturity in 2006.

In addition to these financial covenants, under the €475 million newly extended credit lines and the €600 million new bridge facility, the Group’s lenders may request the early repayment of all or part of these lines if at the Shareholders’ Meeting to be held at the latest on 2 July 2003 the shareholders do not approve resolutions authorising the Board of Directors to increase the share capital.

Subsequent to the year-end, subsidiaries of the Company signed binding assets disposal agreements which are expected to receive €1.1 billion of which €0.7 million has been received.

(1)	Additional flexibility of €500 million is granted at the two month-ends following this date.
(2)	EBITDA is defined as Earnings Before Interest and Tax plus depreciation and amortisation as set out in Consolidated Statements of Cash flow less goodwill amortisation and less capital gain on disposal of investments (see Consolidated Accounts Note 4).
(3)	Consolidated net financial expenses are defined as net interest income plus securitisation expenses (see Consolidated Accounts Note 5).

Shareholders’ Meeting 2003

Statutory accounts

c—Other financial debt

	At 31 March 2002	At 31 March 2003
	In € million
Commercial paper	455.0	83.0
Bank overdraft	—	0.6
ALSTOM Holdings’ current account	—	1.5
Other ALSTOM Group loans	546.5	—
	1,001.5	85.1

The total authorised commercial paper is €2,500 million, availability being subject to market conditions.

d—Trade payable and related accounts

Trade payable and related accounts amounted to €21.0 million, including €7.0 million payable to Group companies.

e—Tax, social security debts

Tax and social security debts amounted to €7.6 million, including €7.1 million payable to Group companies referring the French Tax Group.

➢	Note 8—Accrued expenses

At 31 March 2003
In € million
Bonds issued	26.8
Borrowings	20.3
Trade payable and related accounts	8.3
Other debts	0.2
TOTAL	55.6

Shareholders’ Meeting 2003

Statutory accounts

NOTES TO THE INCOME STATEMENT

The net loss of the year ended 31 March 2003 amounted to € 7,474.1 million.

➢ Note 1—Operating income after financing

a—Operating Income

Income from operations of €62.2 million is mainly comprised of management fees invoiced to the companies of the ALSTOM Group for the use of the ALSTOM name of €92.1 million, less the management fees invoiced by ALSTOM Holdings (€5.0 million) and other current purchase and expenses.

The gross remuneration of the Chairman & Chief Executive Officer which amounted to €141,249 since 1st January 2003 is also included in operating income. The previous Chairman & Chief Executive Officer was not directly remunerated by ALSTOM.

b—Financial income

The financial loss amounts to €7,563.1 million and includes:

■	€7,573.7 million provision on ALSTOM Holdings’ investment and advances;

■	€229.7 million interest income, including €214.1 million from ALSTOM Holdings; and

■	€212.8 million interest on bonds and borrowings.

c—Other operating expenses

Included in other operating expenses in Directors’ Fees of €351,250.

➢ Note 2—Current Income Tax

ALSTOM is the leader of the French Tax Grouping. The tax savings are recorded in its accounts.

The tax credit of €26.8 million comprised €20.6 million from the tax grouping profit and €6.2 million prior-year tax credits.

Shareholders’ Meeting 2003

Statutory accounts

OTHER INFORMATION

a—Commitments

ALSTOM, as Parent Company, has issued guarantees of €598 million. These include:

■	USD 80 million as guarantees of leases;

■	GBP 80 million as performance guarantees;

■	€409 million on Transport contracts.

b—Stock options

Main characteristics of ALSTOM’s stock options plans:

	Plan no. 1	Plan no. 3	Plan no. 5	Plan no. 6
Date of Shareholders’ Meeting	17 June 1998	24 July 2001	24 July 2001	24 July 2001
Creation date	22 April 1999	24 July 2001	8 January 2002	7 January 2003
Exercise price(1)	€ 27.40	€ 33.00	€ 13.09	€ 6.00
Beginning of exercise period(2)	22 April 2004	24 July 2002	8 January 2003	7 January 2004
Expiration date	21 April 2007	23 July 2009	7 January 2010	6 January 2011
Number of beneficiaries	850	1,703	1,653	5
Total number of options originally granted	2,035,000	4,200,000	4,200,000	1,220,000
Number of options as adjusted following the completion of the capital increase in July 2002(3)	2,105,703	4,346,191	4,346,087	1,220,000
Total number of options exercised	0	0	0	0
Total number of options cancelled	335,071	324,061	245,586	0
Number of remaining options as of 31 March 2003	1,770,632	4,022,130	4,100,501	1,220,000
Terms and conditions of exercise

Average opening price of shares to reach €38, for 40 consecutive trading days (between 22

April 1999 and 21 April 2004). If this condition is not fulfilled, the options will no longer be valid. As of today, this condition has not been met.

		—1/3 of options exercisable as from 24 July 2002 —2/3 of options exercisable as from 24 July 2003 —all options exercisable as from 24 July 2004.	—1/3 of options exercisable as from 8 January 2003 —2/3 of options exercisable as from 8 January 2004 —all options exercisable as from 8 January 2005.	—1/3 of options exercisable as from 7 January 2004 —2/3 of options exercisable as from 7 January 2005 —all options exercisable as from 7 January 2006.

(1)	Subscription price corresponding to the average opening price of the shares during the twenty trading days preceding the day on which the options were granted by the Board (no discount or surcharge), or to the nominal value of the share when the average price is lower.
(2)	Except specific conditions mentioned in “Terms and conditions of exercise”.
(3)	Plans n°1, 3 and 5 have been adjusted in compliance with French law as a result of the completion of the capital increase in July 2002.

Shareholder’s Meeting 2003

Statutory accounts

Plans n°2 and n°4 previously granted are void as a result of the non fulfilment of their exercise conditions tied to the realisations of objectives. Therefore, no options have been exercised under these plans and 4,359,775 options have been cancelled.

The following is a summary of activity of the plans:

	Shares	Weighted average exercise price per share
Outstanding at 1 April 2000	6,437,400	€29.19

Granted	—	—
Exercised	—	—
Cancelled	(350,900)	€29.69
Outstanding at 31 March 2001	6,086,500	€29.17

Outstanding at 1 April 2001	6,086,500	€29.17

Granted	8,685,000	€23.37
Exercised	—	—
Cancelled	(540,400)	€19.36

Outstanding at 31 March 2002	14,231,100	€25.67

Outstanding at 1 April 2002	14,231,100	€25.67
Outstanding at 1st April, 2002 after Rights Issue	14,726,354	€24.81
Granted	1,220,000	€6.00
Exercised	—	—
Cancelled	(4,833,091)	€28.62
Outstanding at 31 March 2003	11,113,263	€21.09

Shareholders’ Meeting 2003

Statutory accounts

PROPOSED APPROPRIATION OF NET INCOME

The result for the fiscal year ended 31 March 2003 amounts to a loss of € 7,474,080,874.35. The following appropriation will be proposed to the Shareholder’s Meeting:

Amount
In €
Result	(7,474,080,874.35)
Amount previously carried forward	233,579,181.57
Appropriation on the legal reserve	130,312,446.09
Appropriation on non distributable reserve	20,934,042.90
Appropriation on contribution premiums	5,180,724,289.09
Appropriation on share premiums	566,566,631.60
Balance carried forward	(1,341,964,283.10)

As a result, no dividend will be paid to the shareholders for this fiscal year.

DIVIDENDS DISTRIBUTED FOR THE THREE PREVIOUS FINANCIAL YEARS

	Number of shares	Dividend	Tax credit	Global amount
	In €
Fiscal year 2002	215,387,459	—	—	—
Fiscal year 2001	215,387,459	0.55	0.275	0.825
Fiscal year 2000	213,698,403	0.55	0.275	0.825

Shareholders’ Meeting 2003

Auditors’ report

STATUTORY AUDITOR’S REPORT*

Year ended 31 March 2003

To the shareholders of ALSTOM,

In accordance with our appointment as statutory auditors by your Annual General Meeting, we hereby report to you, for the year ended 31 March 2003 on:

—	the audit of the accompanying financial statements of ALSTOM, established in euros,

—	the specific procedures and disclosures required by law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit.

I—Opinion on the Financial Statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position and the assets and liabilities of the Company as at 31 March 2003, and the results of its operations for the year then ended in accordance with French accounting principles. Without qualifying our opinion, we draw attention to the Note 1—“Basis of preparation of the accounts” which highlights the fundamental principles, the main assumptions and certain additional matters used by the Board of Directors to approve these financial statements.

II—Specific Procedures and Disclosures

We have also performed the other procedures required by law, in accordance with professional standards applicable in France.

We have no comment to make as to the fair presentation and consistency with the financial statements of the information given in the report of the Board of Directors and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

We inform you that, because of losses incurred, the shareholders’ equity of your Company are, as at 31 March 2003, below half of the share capital. In conformity with the article L. 225- 248 of the French “Code de Commerce”, an Extraordinary Shareholders’ Meeting musy be held, at the latest four months after the approval of the financial statements, in order to vote on the dissolution of your Company. If such resolution is not voted, we inform you that your Company will have to reconstitute its shareholders’ equity before 31 March 2006 at a level at least equal to half of the share capital.

Pursuant to the law, we have verified that the management report contains the appropriate disclosures as to the percentage interests and votes held by shareholders.

Neuilly-sur-Seine, 14 May 2003

The Statutory Auditors

Barbier Frinault & Autres, Ernst & Young	Deloitte Touche Tohmatsu

Gilles Puissochet	Alain Pons

*	See page 33.

Shareholders’ Meeting 2003

Auditors’ report

SPECIAL AUDITORS’ REPORT ON RELATED PARTY TRANSACTIONS*

Year ended 31 March 2003

To the Shareholders of ALSTOM,

In accordance with our appointment as statutory auditors to your Company, we hereby report on the agreements involving members of the Board of Directors of your Company.

The terms of our engagement do not require us to identify such agreements, if any, but to communicate to you, based on information provided to us, the principal terms and conditions of those agreements brought to our attention, without expressing an opinion on their usefulness and appropriateness. It is your responsibility, pursuant to Article 92 of the Decree of 23 March 1967, to assess the various interests involved in respect of the conclusion of these agreements for the purpose of approving them.

➢ Agreements authorised during Fiscal Year 2003

We hereby, inform you that we have not had been notified of any agreements covered by article L. 225-38 of the Code de Commerce.

➢ Agreements Approved During Previous Fiscal Years and Executed during Fiscal Year 2003

In addition, pursuant to Decree of 23 March 1967, we have been advised that the following agreements entered into and authorised by the board of directors of your Company in previous years have had continuing effect during the year.

With Alcatel and Marconi plc. (formerly The General Electric Company plc.) (“Marconi”)

As part of the sale of shares of ALSTOM by Alcatel and Marconi plc., signature of a guarantee and placement agreement among ALSTOM, Alcatel, Marconi plc. and a group of banks and financial institutions.

With GEC ALSTHOM N.V.

Agreement covering the transfer by GEC ALSTHOM N.V. of its rights and commitments to ALSTOM, as set forth in the shareholders’ agreements of 21 February 1990 between GEC ALSTHOM N.V., General Electric and European Gas Turbine N.V. (“EGT”), a subsidiary of GEC ALSTHOM N.V. Under this transfer agreement, ALSTOM undertakes to compensate GEC ALSTHOM N.V. for any losses or damages incurred as a result of such shareholders’ agreement.

For fiscal year 2003, no amount has been paid under this agreement.

With Marconi plc. (formerly The General Electric Company, plc.) (“Marconi”) and Alcatel

Within the framework of the initial public offering of ALSTOM, signature of a guarantee and placement agreement on 21 June 1998 among ALSTOM, Alcatel, Marconi and a group of banks and financial institutions.

With Marconi plc. (formerly The General Electric Company, plc.) (“Marconi”) and Alcatel

As part of the initial public offering of ALSTOM, signature of counter guarantee on 21 June 1998 between ALSTOM, Alcatel and Marconi, under which ALSTOM undertakes to compensate its shareholders Marconi and Alcatel for any sums that they may have to pay as part of the guarantee and placement agreement.

For fiscal year 2003 no amount has been paid under this agreement.

With GEC ALSTHOM N.V.

Compensation and repayment agreement signed on 21 June 1998 between GEC ALSTHOM N.V. and its receiver ALSTOM. As part of the restructuring of the Group and, namely of the winding-up of GEC ALSTHOM N.V., the purpose of this agreement assures the receiver of GEC ALSTHOM N.V. that ALSTOM which became shareholder was willing to repay an amount equivalent to the excess distribution it may receive from the wind-up, and, subject to certain conditions, to finance any taxation payable by GEC ALSTHOM N.V. as part of the distribution of its assets.

We conducted our procedures in accordance with professional standards applicable in France. Those standards require that we confirm the information provided to us with the relevant source documents.

Neuilly-sur-Seine, 14 May 2003

The Statutory Auditors

Barbier Frinault & Autres, Ernst & Young	Deloitte Touche Tohmatsu
Gilles Puissochet	Alain Pons

*	See page 33.

Shareholders’ Meeting 2003

Auditors’ report

AUDITORS’ REPORT ON THE PROPOSED REDUCTION IN CAPITAL*

(Twelfth resolution)

To the Shareholders of ALSTOM,

In our capacity as statutory auditors of your Company and in compliance with Article L.225-204 of French Company Law

(Code de Commerce) in respect of a reduction in capital, we hereby report on our assessment of the terms and conditions of the proposed reduction in capital.

We conducted our work in accordance with French professional standards. These standards require that we perform the necessary procedures to examine whether the terms and conditions for the proposed reduction in capital are fair. In particular, we verified that the reduction in capital will not reduce the share capital below the legal or regulatory minimum and that shareholders’ equality is not adversely affected.

We have nothing to report on the terms and conditions of this proposed operation which will reduce your Company’s capital from €1.689.963.138 to €352.075.653,75, it results a capital reduction of €1.337.887.484,25.

Neuilly-sur-Seine, 14 May 2003

The Statutory Auditors

Barbier Frinault & Autres, Ernst & Young	Deloitte Touche Tohmatsu

Gilles Puissochet	Alain Pons

*	See page 33.

Shareholders’ Meeting 2003

Auditors’ report

AUDITORS’ REPORT ON THE PROPOSED ISSUE OF CAPITAL SHARES AND SECURITIES*

(Thirteenth resolution)

To the Shareholders of ALSTOM,

In our capacity as Statutory Auditors of your Company and in accordance with the provisions set forth in Article L. 228-92 of the Code de Commerce, we hereby present you with our report related to the thirteenth resolution submitted for the approval of your Ordinary and Extraordinary General Meeting of 23 June 2003, which provide for the issuance of capital shares and/or securities giving immediate or future access to shares of the Company with preferential subscription rights.

The capital increases that may be realised immediately or in the future, in connection with the issuance of shares, may not exceed a maximum nominal aggregate amount of €600 million and the maximum nominal amount of the securities representatives of debt which may be issued may not exceed €1.5 billion or the exchange value of this amount.

The Board of Directors has requested the shareholders grant it powers to approve the terms of such operations for a period of 26 months.

This authorisation cancels the authorisation granted to the Board of Directors by the Shareholders’ Meeting of 3 July 2002.

We have examined the proposed issue of capital shares and securities by conducting the procedures deemed necessary by us in accordance with generally accepted standards in France.

Subject to the subsequent examination of the terms of the proposed issue, we have no observation to make as to:

— the terms governing the calculation of the share price,

— the terms governing the allocation of rights to shares attached to the transferable securities,

as set forth in the Report of the Board of Directors.

As the share issue prices, the conditions of conversion, exchange or redemption, the exercise price of the subscription rights, and the amount of such issues have not yet been determined, we provide no opinion on the definitive conditions under which the operations proposed in the resolution could be performed.

Pursuant to the provisions of article 155-2 of the Decree of 23 March 1967, we shall issue a further report once the Board of Directors has performed such operation.

Neuilly-sur-Seine, 14 May 2003

The Statutory Auditors

Barbier Frinault & Autres, Ernst & Young	Deloitte Touche Tohmatsu

Gilles Puissochet	Alain Pons

*	See page 33.

Shareholders’ Meeting 2003

Auditors’ report

AUDITORS’ REPORT ON THE PROPOSED ISSUE OF SHARES RESERVED FOR EMPLOYEES OF THE ALSTOM GROUP PARTICIPATING IN THE EMPLOYEE SAVINGS PLAN WITH FULL SUPPRESSION OF PREFERENTIAL SUBSCRIPTION RIGHTS*

(Fourteenth resolution)

To the Shareholders of ALSTOM,

In our capacity as Statutory Auditors of your Company and in accordance with the provisions set forth in Article L. 225-135 of the Code de Commerce, we hereby present to you our report on the proposed issue of shares reserved for employees that contribute to the employee savings fund, of a maximum nominal amount of €35.2 million, operation submitted for your approval (fourteenth resolution).

This authorisation cancels the authorisation granted to the Board of Directors by the Shareholders’ Meeting of 3 July 2002.

The Board of Directors has requested authorisation to approve the terms of such operation, which by their nature imply full suppression of your preferential subscription rights.

We have examined the proposed capital increase by conducting those procedures deemed necessary by us in accordance with generally accepted standards in France.

Subject to our subsequent examination of the terms of the proposed issue, we have no observation to make as to the terms governing the setting of issue prices provided in the Report of the Board of Directors.

As the issue price has not yet been set, we provide no opinion on the definitive conditions of the issue and, as a result, on the related proposed suppression of your preferential subscription rights, which in theory, would appear reasonable in the context of such operation.

Pursuant to the provisions of article 155-2 of the Decree of 23 March 1967, we shall issue a further report once the Board of Directors has performed such operation.

Neuilly-sur-Seine, 14 May 2003

The Statutory Auditors

Barbier Frinault & Autres, Ernst & Young	Deloitte Touche Tohmatsu

Gilles Puissochet	Alain Pons

*	See page 33.

Shareholders’ Meeting 2003

Auditors’ report

AUDITORS’ REPORT ON THE REDUCTION IN CAPITAL BY THE REPURCHASE OF SHARES TO BE CANCELLED*

(Fifteenth resolution)

To the Shareholders of ALSTOM,

In our capacity as statutory auditors of your Company and in compliance with Article L.225-209, paragraph 4 of French Company Law (Code de Commerce) in respect of the cancellation of a company’s own shares previously repurchased, we hereby report on our assessment of the terms and conditions of the proposed reduction in capital.

We conducted our work in accordance with French professional standards. These standards require that we perform the necessary procedures to examine whether the terms and conditions for the proposed reduction in capital are fair.

This operation involves the repurchase by your Company of its own shares, representing an amount not in excess of 10% of its total capital, in accordance with Article L. 225-209, paragraph 4 of French Company Law (Code de Commerce). Moreover, this purchase authorization is proposed to your Shareholders’ Meeting for approval and would be given to the next Shareholders’ Meeting called to approve the accounts of the current financial year.

Your Board of Directors requests that it be empowered for a period of 24 months to proceed with the cancellation of own shares the Company was authorized to repurchase, representing an amount not exceeding 10% of its total capital.

We have nothing to report on the terms and conditions of the proposed reduction in capital, which can be performed only after your shareholders’ meeting has already approved the repurchase by your Company of its own shares.

Neuilly-sur-Seine, 14 May 2003

The Statutory Auditors

Barbier Frinault & Autres, Ernst & Young	Deloitte Touche Tohmatsu

Gilles Puissochet	Alain Pons

*	Free translation of a French language original prepared for convenience purposes only. Accounting principles and auditing standards and their application in practice vary from one country to another. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices followed by the statutory auditors in France with respect to such financial statements included in a prospectus may differ from those generally accepted and applied by auditors in other countries. Accordingly, the French financial statements and the auditors’ report—of which a translation is presented in this document for convenience only—are for use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.

Shareholders’ Meeting 2003

Information on the new Director

DIRECTOR WHOSE NOMINATION IS PROPOSED TO THE RATIFICATION OF THE SHAREHOLDERS’ MEETING

Mr Gérard Hauser

Date of birth: 29 October 1941

Nationality: French

Number of ALSTOM shares held: 802

Professional references and current directorships

France:	Chairman & Chief Executive Officer of Nexans Director of Aplix Director of Electro Banque

Foreign countries:	Director of Liban Cables Director of Nexans Deutschland Industries GmbH

Past directorships and functions

(held during the last five years)

France:	Chairman & Chief Executive Officer of Alcatel Cable France Chairman of Alcatel Cables & Components Sector Director of Saft Director of Framatome

Foreign countries:	Director of Alcatel Maroc

Shareholders’ Meeting 2003

Text of the resolutions

Text of the resolutions submitted to the Shareholders’ Meeting

RESOLUTIONS FALLING WITHIN THE POWERS OF AN ORDINARY SHAREHOLDERS’ MEETING

First resolution

Approval of the non-consolidated accounts and operations of the fiscal year ended 31 March 2003

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, having reviewed the report of the Board of Directors, the statutory auditors’ report and the non-consolidated accounts for the fiscal year ended 31 March 2003 approve the accounts for the fiscal year ended 31 March 2003, as drafted and presented to them.

The shareholders approve specifically the amount of non-deductible charges (art. 39-4 of the French Code Général des Impôts) referred to in the financial statements.

The shareholders approve the operations shown in these accounts and/or referred to in the reports.

Second resolution

Approval of the consolidated accounts and the operations for the fiscal year ended 31 March 2003

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, having reviewed the report of the Board of Directors, the statutory auditors’ report and the consolidated accounts for the fiscal year ended 31 March 2003, approve the consolidated accounts, as drafted and presented to them.

The shareholders approve the operations shown in these accounts and/or referred to in the reports.

Third resolution

Appropriation of income

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, approve the following proposal of the Board of Directors, regarding the appropriation of the loss of €(7,474,080,874.35) for the fiscal year ended 31 March 2003:

•	up to €233,579,181.57, on the account “income carried forward” which as a result amounts to zero;

•	up to €130,312,446.09, on the account “ legal reserve ” which as a result amounts to zero;

•	up to €20,934,042.90, on the account “non distributable reserve” which as a result amounts to zero;

•	up to €5,180,724,289.09, on the account “contribution premiums” which as a result amounts to zero;

•	up to €566,566,631.60, on the account “share premiums” which as a result amounts to zero;

•	up to €1,341,964,283.10, on the account “income carried forward” which as a result amounts to €(1,341,964,283.10).

As a result, no dividend will be paid to the shareholders for this fiscal year 2003.

The shareholders acknowledge, pursuant to applicable law, that the dividends distributed for the previous three fiscal years were the following:

	Number of Shares	Dividend(€)	Tax credit(€)	Global amount (€)
2001/2002	215,387,459	—	—	—
2000/2001	215,387,459	0.55	0.275	0.825
1999/2000	213,698,403	0.55	0.275	0.825

Shareholders’ Meeting 2003

Fourth resolution

Special auditors’ report on related party agreements

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, having examined the special auditors’ report on the agreements to which article L. 225-38 of the French Code de Commerce applies, approve the agreements mentioned in such report.

Fifth resolution

Ratification of the appointment of a Director

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, hereby ratify the decision taken by the Board of Directors on 11 March 2003 to appoint Mr Gérard Hauser as Director to replace Mr Bilger who resigned for the remainder of his term of office which shall expire on the day of the General Meeting of the shareholders which shall approve the accounts for the fiscal year 2004.

Sixth resolution

Renewal of the mandate of an external permanent auditor

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, hereby renew the mandate of Barbier Frinault & Autres as permanent external auditor, for a six fiscal year period which shall expire on the day of the General Meeting of the shareholders which shall approve the accounts for the fiscal year 2009.

Seventh resolution

Appointment of an external deputy auditor

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, hereby appoint Mr Pascal Macioce as external deputy auditor to Barbier Frinault & Autres, to replace Mr Francis Scheidecker for a six fiscal year period which shall expire on the day of the General Meeting of the shareholders which shall approve the accounts for the fiscal year 2009.

Eighth resolution

Renewal of the mandate of an external permanent auditor

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, hereby renew the mandate of Deloitte Touche Tohmatsu as permanent external auditor, for a six fiscal year period which shall expire on the day of the General Meeting of the shareholders which shall approve the accounts for the fiscal year 2009.

Shareholder’s Meeting 2003

Text of the resolutions

Ninth resolution

Appointment of an external deputy auditor

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, hereby appoint the company BEAS as external deputy auditor to Deloitte Touche Tohmatsu to replace Deloitte Touche Tohmatsu-Audit for a six fiscal year period which shall expire on the day of the General Meeting of the shareholders which shall approve the accounts for the fiscal year 2009.

Tenth resolution

Authorisation to be given to the Board of Directors to deal in the Company’s shares

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, having examined the report of the Board of Directors, authorise the Board of Directors under the conditions set out in art. L. 225-209 et seq. of the French Code de Commerce, to purchase existing shares of the Company within the limit of a number of shares representing 10% of the share capital of the Company as of 31 March 2003, i.e. 28,166,052 shares, and for a maximum aggregate purchase price of €563,321,040.

This authorisation may be used to regulate the market price of the shares, to allow sale or purchase of shares depending on the market, to allocate or sell shares to employees, former employees or executive officers of ALSTOM and its affiliated companies (as defined in art. L. 225-180 and L. 233-16 of the French Code de Commerce), in particular through stock option plans, in order to hold the shares purchased, and, as the case may be, to sell, transfer or exchange the shares purchased in the context of, or following, any financial transactions (including upon exercise of rights attached to securities) and in the context of a general and financial management of the share capital and the stockholders’ equity of the Company and in particular with regard to its financing needs. The shares purchased may also be cancelled under the conditions laid down by law

The purchase, sale, transfer or exchange of the shares may occur, in accordance with the rules enacted by the relevant regulatory bodies, on or off the stock exchange, at any time, including at the time of a takeover bid, and by all means, including block transfer, the use or exercise of financial instruments, derivatives and, in particular through optional transactions such as the purchase and sale of put or call options.

The purchase price may not exceed €20 per share and the sale price must not be less than €1.25 per share, subject to adjustments relating to transactions affecting the share capital of the Company. If the Company proceeds under one of the transactions described by the third paragraph of art. L. 225-209, the sale price will then be determined in accordance with the then applicable law. Moreover, these shares could be transferred free of charge under the conditions specified by law, in particular article L. 443-1 et seq. of the French Code du Travail.

The authorisation hereby given shall cancel and replace the authorisation granted by the Shareholders’ Meeting of 3 July 2002 in its seventh resolution, and shall be valid until the next Shareholders’ Meeting called to approve the accounts of the current financial year.

The shareholders hereby grant full powers to the Board of Directors, with authority to delegate such powers, to make all stock market orders, to conclude all agreements in order to undertake all formalities and all declarations for and to all bodies and, generally, to do all that is necessary to implement this resolution.

Shareholders’ Meeting 2003

Text of the resolution

è	RESOLUTIONS FALLING WITHIN THE POWERS OF AN EXTRAORDINARY SHAREHOLDERS’ MEETING

Eleventh resolution

Decision not to liquidate the Company following the loss of half of the share capital

The General Meeting deliberating pursuant to the quorum and majority rules of extraordinary General Meetings, having examined the report of the Board of Directors, acknowledges that the shareholders’ equity of the Company has reached an amount which is less than half of the share capital, as set forth in the statutory accounts for the fiscal year ended 31 March 2003 approved pursuant to the first resolution hereabove, and decides not to liquidate by anticipation the Company.

Twelfth resolution

Reduction in the share capital due to losses and implemented through the reduction in the nominal value of the shares, and related amendments to the Articles of Association

The General Meeting deliberating pursuant to the quorum and majority rules of extraordinary General Meetings, having examined the report of the Board of Directors and the special statutory auditors’ report pursuant to the French Code de Commerce, in particular in its article L.225 - 204:

1—notes that the accounts for the fiscal year ended 31 March 2003 approved pursuant to the first resolution hereabove shows losses of €(7,474,080,874.35), which after offset against the total amounts of the income carried forward, reserves and premiums recorded in the balance sheet of the Company, decided by the General Meeting pursuant to the third resolution hereabove, results in a negative balance carried forward of €(1,341,964,283.10);

2—decides to reduce the share capital by a global nominal amount of €1,337,887,484.25, the share capital being reduced from €1,689,963,138 to €352,075,653.75 in order to offset part of the losses recorded in the item “balance carried forward” in the balance sheet of the Company after the appropriation of the income for the fiscal year ended 31 March 2003, which item as a result amounts to a negative balance carried forward of €(4,076,798.85);

3—decides to implement this reduction in the share capital by reducing the nominal value of each share from €6 to €1.25;

4—decides as a consequence of this reduction in the share capital to amend as follows the article 6 of the Articles of Association:

“Article 6—Share capital

The share capital is set at three hundred and fifty-two million seventy-five thousand and six hundred and fifty-three euros and seventy-five cents (352,075,653.75 euros).

It is divided into 281,660,523 shares, each with a nominal value of 1.25 euros, of a single class and fully paid up.

The share capital may be increased in accordance with the Law from time to time”;

5—gives full powers to the Board of Directors to take any necessary measures following the completion of the reduction in the share capital.

Shareholders’ Meeting 2003

Text of the resolution

Thirteenth resolution

Authorisation to be given to the Board of Directors to increase the share capital of the Company by the issue of shares and of any type of securities which give immediate or future access to the Company’s shares, with maintenance of preferential subscription rights

The General Meeting, deliberating pursuant to the quorum and majority requirements for extraordinary General Meetings, having examined the report of the Board of Directors and the special statutory auditors’ report, and in accordance with the provisions of the French Code de Commerce, in particular in its article L.225-129 III:

1–decides to cancel the authorisations granted to the Board by the Extraordinary and Ordinary Shareholders’ Meeting of 3 July 2002, in its eighth, ninth and tenth resolutions;

2–delegates to the Board of Directors, for a period of twenty six months from the date of this meeting, all powers necessary to carry out an increase in the share capital, either all at once or in more than one stage, through the issue, both in France and abroad, of shares or of any other securities, including any equity warrants not attached to any securities and issued ex gratia or against payment, which give immediate or future access to shares of the Company, which can be subscribed for either cash or by set-off of debt and which have the same rights as those attached to existing shares except for the date at which they give rise to a dividend; the above mentioned securities shall be denominated in euros or, with respect to securities other than shares, in any other lawful currency or in any other account unit established by reference to a panel of currencies;

3–decides that:

•	the global nominal amount of the shares that may be issued immediately and/or at a later date by virtue of this authorisation shall not exceed 600 million euros to which may be added the nominal amount of the additional shares to be issued in order to maintain the rights of the holders of securities giving access in the future to the shares of the Company, in accordance with applicable laws, regulations and contractual provisions;

•	the global nominal amount of the securities that are representative of debts of the Company and which may be issued by virtue of this authorisation, shall not exceed 1.5 billion euros or the exchange value of this amount in any other currency;

4–decides that in the event of an offer to subscribe for securities, the shareholders will be allowed to exercise their preferential subscription rights in accordance with the conditions set out by law. In addition, the Board of Directors will have the power to grant the shareholders the right to subscribe further securities in order to obtain a greater number than that to which they are entitled by virtue of their preferential subscription rights, in accordance with the provisions of the law.

If subscriptions by way of exercise of preferential rights and, if applicable, by way of exercise of any additional rights, do not account for the whole issue, the Board of Directors may, in the order that it shall decide, exercise either or both of the following options:

•	freely allot all or part of the securities which have not been subscribed between persons of its choice;

•	limit the issue to the amount of the subscriptions received, provided that this amount reaches at least three quarters of the issue decided initially;

•	freely offer to the public, on the French or international market, all or part of the securities which have not been subscribed.

5–decides that if free warrants by scrip issue are allocated to holders of existing shares, the Board of Directors shall have the power to decide that rights to fractions of warrants will not be negotiable and that the corresponding warrants will be sold, the proceeds of the sale being allocated to those entitled to such fractions at the latest within 30 days of the date of registration in the registers of the total number of warrants allotted to them;

6–notes that the present authorisation and delegation of powers:

•	implies, for the benefit of the holders of the securities which give access to shares of the Company by virtue of this

Shareholders’ Meeting 2003

Text of the resolutions

•	implies the express waiver by the shareholders of their preferential subscription rights to the shares of the Company to which the bonds convertible into shares or the equity warrants may give access by virtue of this authorisation.

7–decides that the Board of Directors will have all powers, with the power to subdelegate in accordance with the provisions of the law, to implement this authorisation and delegation of powers, and in particular:

•	to fix the dates and terms and conditions of the issues, their characteristics and method under which the securities to be issued immediately or in the future will be fully paid up, including the conditions in which they will give rights to shares;

•	to fix in the event of an issue of debt securities, whether or not they have subordinated status, their redemption terms and conditions, their fixed or variable redemption price with or without premium and the terms and conditions by which securities issued may be repurchased or exchanged;

•	to fix the date (which may be retroactive) from which the new shares will bear dividends;

•	to suspend, if applicable, the exercise of the rights attached to the securities issued and giving access to shares of the Company in accordance with applicable law, regulation or contractual provisions for a period not exceeding three months;

•	to determine the terms and conditions by which the rights of the holders of securities issued and giving rights to shares will be maintained in accordance with applicable law, regulation or contractual provisions;

•	to proceed with any offset of expenses against the amount of premiums;

•	to take generally all necessary measures and enter into any arrangement to bring the contemplated issue to a successful conclusion;

•	to take any necessary measures for the admission to the listing on the Premier marché d’Euronext Paris (or on any other regulated market) of the securities issued by virtue of this authorisation;

•	to record the completion of the share capital increases; to amend the Articles of Association accordingly and to accomplish all required formalities and publications.

Fourteenth resolution

Authorisation given to the Board of Directors to increase the share capital of the Company through issues reserved for members of a Company savings plan

The shareholders, voting under the conditions of quorum and majority required for extraordinary General Meetings, having examined the report of the Board of Directors and the special report of the statutory auditors, in accordance with, the provisions of art. L. 443-1 et seq. of the Code du Travail and the Code de Commerce, in particular art. L. 225-138:

1–authorise the Board of Directors for a period of twenty-six months from the date of this meeting, to increase the share capital, in one or more times, by a maximum nominal amount of €35,200,000, through the issuance, in euros or any other currency, of new shares and/or other securities giving access to the Company’s share capital, reserved for the members of a savings plan of the Company and/or of its affiliated companies and economic interest groups (as defined under art. L. 233-16 of the Code de Commerce). This decision will result in the express waiver by the shareholders of their preferential subscription rights for the benefit of the beneficiaries to whom the issue is reserved;

2–decide that the issue price of the shares issued pursuant to this authorisation, shall not be lower by more than 20% of the average of the Company share prices during the twenty trading days preceding the decision of the Board of Directors relating to the capital increase, or higher than such average price; the characteristics of the other securities giving access to the Company’s share capital shall be determined by the Board of Directors in the conditions fixed by the rules and regulations;

Shareholders’ Meeting 2003

Text of the resolutions

3–decide that the Board of Directors may provide for the free allocation of shares or other securities giving access to the Company’s share capital, within the limits of the provisions of art. L. 443-5 of the Code du Travail;

4–decide that the Board of Directors will have full powers, with authority to subdelegate such powers within the limits of the law, to implement this authorisation within the limits and under the conditions mentioned above, and in particular to:

•	determine the companies whose employees and executive officers, as the case may be, may participate in the issues;

•	fix all the conditions that must be met by the beneficiaries;

•	fix the terms and conditions of each issue and in particular the amount and the terms of the securities to be issued, the issue price, the date (which may be retroactive) from which the shares will bear dividends, the method and schedule of payment of the issue price, the subscription period;

•	record the completion of the share capital increases in accordance with the amount of shares which are actually subscribed and amend the Articles of Association accordingly;

•	enter into any agreements, carry out, directly or by proxy, any operations and formalities;

•	offset expenses against the amount of the premiums if the need arises;

•	take any measures necessary for the completion of the issuances, carry out all the formalities following the capital increases and generally do whatever is necessary;

5–decide that this authorisation cancels the authorisation granted to the Board of Directors by the Shareholders’ Meeting of 3 July 2002 in the eleventh resolution.

Fifteenth resolution

Authority to be given to the Board of Directors to reduce the share capital by cancelling of shares

The shareholders, voting under the conditions of quorum and majority required for extraordinary General Meetings, having acknowledged the report of the Board and the special report of the statutory auditors prepared in compliance with article L. 225-209 of the Code de Commerce, authorise the Board of Directors, with authority to delegate its powers, to reduce the share capital, all at once or in more than one stage, by cancelling all or part of the shares that may be repurchased by the Company pursuant to any current or future authorisation granted by its shareholders in ordinary general meeting in accordance with article L. 225-209 referred to above, subject to a limit of 10% of the share capital and in compliance with the applicable legal and regulatory provisions.

This authorisation is given for a 24 month period from the date of this meeting.

The shareholders give the Board of Directors full powers, with authority to delegate its powers, to carry out this (these) reduction(s) of the share capital, to amend the Articles of Association accordingly and generally do whatever is necessary.

Sixteenth resolution

Power to implement the decisions of the Shareholders’ Meeting and to complete the formalities

The shareholders, voting under the conditions of quorum and majority required for extraordinary General Meetings, hereby give full authority to the holder of an original, a copy or an extract of the minutes of this Meeting for the purposes of accomplishing all legal or administrative formalities and to proceed with all required filings and publications.

Shareholder’s Meeting 2003

Société anonyme with capital of €1,689,963,138

25, Avenue Kléber—75116 Paris (France)

www.alstom.com

389 058 447 RCS PARIS